11/22

[redacted]

06018699

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME African Bank Investments Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34828

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

PROCESSED
NOV 24 2006 E
THOMSON
FINANCIAL

OICF/BY: dlw
DAT : 11/22/06

affordable convenient responsible

African Bank Investments Limited

Annual Results

for the year ended 30 September 2006

AFRICAN BANK



PROFILE

African Bank Investments Limited (ABIL) is a publicly quoted bank-controlling company listed on the JSE Limited.

ABIL's purpose is to provide our clients with unsecured credit that is affordable, responsible and convenient.

We do this by unlocking access to credit through risk innovation, growing successful initiatives to market dominance and driving down the cost of credit.

CONTENTS

FINANCIAL HIGHLIGHTS

FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2006

		% change	Reviewed 12 months to 30 Sept 2006	IFRS restated 12 months to 30 Sept 2005
Key shareholder ratios				
Headline earnings	R million	20	**1 145**	956
Headline earnings per share	cents	13	**230,5**	203,2
Fully diluted headline earnings per share	cents	14	**230,3**	202,4
Attributable earnings	R million	25	**1 176**	943
Attributable earnings per share	cents	18	**236,8**	200,4
Fully diluted attributable earnings per share	cents	19	**236,5**	199,6
Number of shares in issue (net of treasury shares)	million		**497**	495
Weighted number of shares in issue	million		**497**	471
Fully diluted number of shares in issue	million		**497**	472
Economic profit	R million	34	**808**	602
Net asset value per ordinary share	cents	4	**444,1**	428,6
Dividends per ordinary share				
Interim – paid	cents	54	**80**	52
Final – declared	cents	71	**120**	70
Total ordinary dividends	cents	64	**200**	122
Special dividends – paid	cents		**0**	100
Total ordinary and special dividends	cents		**200**	222
Dividend cover (ordinary dividends versus attributable earnings)	times		**1,2**	1,6
Performance ratios (per RoA/RoE model)				
Total income yield on average advances	%		**53,8**	54,6
Bad debt expense to average advances	%		**8,5**	7,9
Bad debt expense to interest income	%		**20,4**	17,7
Bad debt expense to total income	%		**15,8**	14,4
Cost to average advances	%		**14,7**	15,4
Cost to income	%		**27,3**	28,1
All-in tax rate	%		**37,3**	41,4
Return on assets	%		**14,2**	13,0
Return on equity	%		**55,3**	39,7
Asset and credit quality ratios				
Gross advances	R million	20	**7 727**	6 454
Average gross advances	R million	15	**7 145**	6 192
Non-performing loans	R million	35	**2 213**	1 642
Impairment provisions	R million	28	**1 435**	1 117
NPLs to gross advances	%		**28,6**	25,4
Impairment provisions to gross advances	%		**18,6**	17,3
NPL coverage (including insurance reserves)	%		**64,8**	68,0
NPL coverage (excluding insurance reserves)	%		**64,4**	59,6
Bad debt write-offs to average gross advances	%		**6,4**	19,7
Capital ratios				
African Bank capital adequacy	%		**31,9**	32,9
Tier 1	%		**31,4**	31,9
Tier 2	%		**0,5**	1,1
ABIL group capital adequacy	%		**35,5**	36,2
Cost of funds				
Average cost of funds	%		**9,9**	12,2

RESULTS AT A GLANCE

Financial performance

Key drivers of the results

- Strong demand for credit and positive response to new pricing models.
- Credit vintages within targeted range.
- NPLs increase on the back of book growth and low write-offs.
- Flat operating costs and lower funding costs.
- Improved gearing lifts RoE.

Headline earnings per share up 13%



250
200
150
100
50
0
Cents
104
140
162
203
231
02
03
04
05
06

Ordinary dividends per share of 200 cents



250
200
150
100
50
0
Cents
30
56
100
92
53
122
100
200
02
03
04
05
06
Ordinary
Special

Operational performance

Sales

Sales for the 12 months to 30 September 2006 increased 26% to R5,5 billion (2005: R4,4 billion)

Monthly sales



600
550
500
450
400
350
300
250
200
150
R million
H2 02
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06

Please refer to the note of the change in definition of sales on page 14.

Advances

Gross advances increased by 20% over the past year from R6,5 billion to R7,7 billion



10
8
6
4
2
0
R billion
7,2
6,3
6,1
6,5
7,7
02
03
04
05
06
Lending books
Pay down books
Total advances

Yield analysis

Total income yield at 53,8% has started to decline from the 54,6% achieved in the 12 months to September 2005.



5 000
4 000
3 000
2 000
1 000
0
R million
70
65
60
55
50
45
40
35
Total income yield
Saambou acquired
02
03
04
05
06
Revenue
Total income yield (%)

Financial objectives for 2006

Objective	Target for 2006	Actual for 2006
Sales growth	18% – 22%	26% (measured by disbursements) 14% (measured by principal debt)
Lending book growth	18% – 22%	24%
Ordinary dividend cover	1,25 – 1,5 times	1,2 times
Cost to advances	16%	14,7%
Bad debt to interest income	20%	20,4%

Return on assets of 14,2%


16
14
12
10
%
8
6
4
2
0
8,9
10,6
11,6
13,0
14,2
02
03
04
05
06

Return on equity of 55,3%


60
50
40
%
30
20
10
0
23,2
25,9
31,3
39,7
55,3
02
03
04
05
06

Economic profit up 34%


900
750
600
R million
450
300
150
0
260
397
602
808
03
04
05
06

Operating costs

Operating costs increased by R97 million to R1 048 million (2005: R951 million). The increase included an R119 million charge for IFRS 2 (2005: R34 million), relating to the group's share incentive schemes.


1 200
1 000
800
R million
600
400
200
0
02
03
04
05
06
■ LTIPs
□ Operating costs

Bad debt charges

The charge for bad and doubtful advances was R606 million (2005: R488 million), or 8,5% of average advances (2005: 7,9%) and 20,4% of interest income (2005: 17,7%).


30
25
% of interest income
20
15
10
27,6
19,4
19,4
17,7
20,4
02
03
04
05
06
□ Bad debt charges as % of interest
O Target

NPLs vs performing loans

NPLs increased by R571 million to R2 213 million as at 30 September 2006.


6 000
5 000
4 000
R million
3 000
2 000
1 000
0
H2 02
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06
□ NPLs
■ Performing loans

Medium-term financial objectives

Objective	Medium-term target	Current period actual
Economic profit growth	Consumer price inflation (CPI) + 15%	34%
RoE	>30%	55,3%
RoA	>10%	14,2%
Capital adequacy optimised	Minimise surplus capital as per capital model	R55 million of surplus capital retained

2005 numbers have been restated to be IFRS compliant.

Financial results

Continued strong demand for credit and a better than anticipated response from clients to the group's new product and pricing models, created a positive market environment for ABIL for the financial year to 30 September 2006.

ABIL increased headline earnings by 20% to R1 145 million (2005: R956 million), while headline earnings per share increased by a lesser 13% to 230,5 cents per share (2005: 203,2 cents), as a result of the dilution effect of the group's BEE programme and a reduction in the treasury shares held.

Ordinary dividends per share of 200 cents have been declared, relative to the 122 cents for 2005. Return on assets was 14,2% (2005: 13,0%) and return on equity 55,3% (2005: 39,7%), benefiting from increased capital gearing from 3,1 to 3,9 times. Economic profit, an important performance measure for the group, increased by 34% to R808 million.

Key drivers of the results for the 12 months were:

- Buoyant demand for credit, together with the group's new product and pricing models resulted in better than expected sales and advances growth;
- Credit vintages in line with expectations and within risk appetite;
- Operating costs excluding abnormal charges under IFRS 2, maintained at 2005 levels, resulting in further improvement in efficiency ratios;
- Improved ratings and refinancing of debt at lower interest rates leading to lower funding costs;
- Improved RoAs and increased gearing translating into higher RoEs.

Product and pricing strategies

The group has during the past year enjoyed the positive impact of its strategy to drive down the cost of credit. The first step in this process was implemented in August 2005, when product offerings and pricing were segmented by risk groupings. This resulted in a substantial increase in loan volumes, especially to the lower risk clients, who benefited the most from price reductions and the resultant increased loan affordability.

During 2006, the group made a number of further adjustments to its underwriting models. These included:

- Tighter affordability criteria for higher risk clients, whom the group felt were more vulnerable to increasing credit supply dynamics;
- Recognising the new regulatory payment clearing mechanisms introduced for debit orders;
- Opening the scope for debit orders to a wider number of account types within banks;
- Simplifying the underwriting process for performing repeat clients.

In conjunction with this, the group further refined its risk segmentation into a greater number of risk groups and introduced a major new product and pricing rollout in October 2006. The key features of this were:

- Further reductions in overall pricing yields across the board of approximately 10% per annum;
- The ability to make a commitment to customers that their pricing will improve as they improve their credit behaviour both to ABIL and to other lenders in the market;
- The introduction of a competitively priced, three month R1 000 standby loan facility, available to all existing customers who are current with their repayments;
- An extension of term and loan size on debit order loans for our lowest risk customers up to R20 000, repayable over a maximum of 60 months;
- Tailored scoring and products for customers new to formal lending in South Africa and who do not have any credit bureau records, together with directed consumer education for these customers.

As a result of these latest pricing changes, and based on sales for October 2006, the total cost of credit for over 60% of customers has fallen by at least 11%. The cost of credit to our lowest risk groups, comprising 15% of our customers, has now been set below the existing Usury rate of 17% for 48 and 60-month loans.

Credit environment

Signals that point to the beginning of a change in the credit cycle have begun emerging over the past year. This has been caused by a combination of increasingly competitive credit supply side dynamics and moderately rising inflation and interest rates. As competitors and new entrants increase their exposure to this market segment, average debt, particularly to higher risk clients, has been rising.

The group has responded to this trend by tightening credit criteria to its higher risk client segments, by raising its affordability limits and decreasing loan sizes and terms.

Regulation

National Credit Act

The administrative provisions of the National Credit Act came into effect on 1 June 2006 and most regulations under the Act were promulgated in May 2006. ABIL is satisfied that the Act and its regulations have found the right balance and is appreciative of the extensive process of consultation undertaken by the Department of Trade and Industry and the National Credit Regulator in this regard.

The group is well under way with a number of projects to amend its documentation, business processes, underwriting models and systems, and expects to be fully compliant with the new Regulatory Framework well ahead of 1 June 2007, when the substantive provisions of the Act become effective.

National Payment System Act (NPS)

The new section 6 of the NPS Act came into effect on 1 July 2006, outlawing any preferential treatment of debit order instructions within the payments system. The new provisions of the Act only affect payments collected in respect of contracts concluded as from 1 July 2006, and the existing loans are allowed to run down under the present bilateral arrangements with the respective banks until 31 December 2007. Appropriate product and pricing changes were implemented prior to 1 July 2006 in order to accommodate the anticipated impact on debit order collections.

Eyomhlaba

In May 2005, ABIL announced a black equity ownership programme that was designed to place ABIL ordinary shares in the hands of a broad base of historically disadvantaged South Africans and to increase their holding in ABIL to over 15% over ten years, of which at least 10% must be unencumbered.

The initial capital raising and a subsequent rights offer to Eyomhlaba shareholders was conducted during 2006. Eyomhlaba gained 6 600 shareholders consisting of staff, clients, ABIL shareholders and general public. At 30 September 2006, Eyomhlaba held 31 million ABIL shares, being 6,2% of the issued share capital.

Looking ahead

Significant foundations have been laid to position the group for an increasingly regulated and competitive industry. The generation of attractive returns and the pace of growth in this market have been fuelling competitive entry, which is positive for clients as this presents them with more choice.

The group's strategic response to this has been to:

- Refine the segmentation of its product terms and pricing according to risk groups, thereby reducing the cross-subsidisation between low-risk and high-risk clients;
- Systematically drive down the cost of credit by passing on the benefits of improved operating cost, capital and funding efficiencies to its clients. The price-volume elasticity benefit of reducing prices will continue to generate further economies of scale and cost efficiencies, which in turn will facilitate further price reductions;
- Expand its presence in the market by increasing the client base, through improved distribution, client service offering and innovative products;
- Deepen its understanding of client dynamics. The group has been researching the causes of client dormancy, among others, and is amending its products and processes to address clients' concerns and preferences;
- Retain its tight focus within the area of its core competence of unsecured personal lending, however at the same time stepping up initiatives to innovate new products and channels within this area to expand the market; and
- Ready the business for the implementation of the National Credit Act in order to minimise business and client disruption.

ABIL will continue to focus on these main thrusts in 2007.

The risk segmentation process not only allows the group to offer a better value proposition to its clients, it also allows the group to calibrate its risk appetite more finely in the face of a changing credit cycle. As the group identifies certain risk groups that may be vulnerable to taking up higher levels of credit, and accordingly tightens its underwriting criteria, it is also able to target new products and pricing to lower risk groups who are not affected. This ensures that while the competitive landscape is changing, the group's growth strategy remains intact.

The return on equity that the group is generating is well above its targets. While the group is responding to this by driving prices lower, there is a lag effect of this feeding through into the results. Over the short-term, increased volumes are translating into immediate cost efficiencies across the business, while price reductions only occur on new loans granted. As a result, the income yields will fall gradually until the effect of the reduced pricing embeds itself into the entire portfolio. Over the next three years the return on equity will decline as a result of the strategies that have been implemented, augmented by the benefits of higher levels of growth.

ABIL is confident that it will achieve its stated financial objectives for the 2007 financial year, but more importantly, will continue to use the high return on equity currently being achieved to strengthen the competitive position and growth prospects of the group for subsequent financial periods through further risk discovery and price reductions on its products.

Financial objectives for 2007

Objective	Actual for 2006	Target for 2007
Sales growth, measured by disbursements	26%	20% – 25%
Total advances growth	20%	18% – 22%
Decline in total yield on advances	1%	2% – 4%
Cost to advances	14,7%	12,5%
Bad debt expense to advances	8,5%	8,5% – 9,5%
Ordinary dividend cover	1,2 times	1,0 – 1,5 times

Medium-term financial objectives

Objective	Medium-term target
Economic profit growth	Consumer price inflation (CPI) + 15%
RoE	>30%
RoA	>10%
Capital adequacy optimised	Minimise surplus capital as per capital model

BUSINESS UNIT PROFITABILITY ANALYSIS

	Average gross advances	Total revenue		Bad debt charge		Operating expenditure		Headline earnings
	R million	R million	% of advances	R million	% of advances	R million	% of advances	R million
12 months ended 30 September 2006 Continuing businesses	**7 135**	**3 845**	**53,9**	**617**	**8,6**	**916**	**12,8**	**1 350**
African Bank	**5 955**	**3 184**	**53,5**	**454**	**7,6**	**790**	**13,3**	**1 125**
Miners Credit	**685**	**403**	**58,8**	**106**	**15,5**	**65**	**9,5**	**147**
Standard Bank JV	**387**	**223**	**57,6**	**57**	**14,7**	**57**	**14,7**	**59**
CVF	**108**	**35**	**32,4**	**0**	**0,0**	**4**	**3,7**	**19**
Discontinued	**10**	**(2)**		**(11)**		**1**		**3**
Group and consol		**1**		**0**		**12**		**(2)**
IFRS 2 charge						**119**		**(88)**
STC								**(118)**
Total	**7 145**	**3 844**	**53,8**	**606**	**8,5**	**1 048**	**14,7**	**1 145**
12 months ended 30 September 2005 Continuing businesses	6 112	3 411	55,8	491	8,0	893	14,6	1 148
African Bank	5 124	2 818	55,0	393	7,7	750	14,6	935
Miners Credit	459	322	70,2	70	15,3	86	18,7	107
Standard Bank JV	300	197	65,7	27	9,0	48	16,0	71
CVF	229	74	32,3	1	0,4	9	3,9	35
Discontinued	80	(28)		(3)		9		(25)
Group and consol		0		0		15		7
IFRS 2 charge						34		(34)
STC								(140)
Total	6 192	3 383	54,6	488	7,9	951	15,4	956

GROUP INCOME STATEMENT

FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2006

R million	% change	Reviewed 12 months ended 30 Sept 2006	IFRS restated 12 months ended 30 Sept 2005
Revenue			
Interest income on advances	8	**2 974**	2 752
Net assurance income	19	**424**	357
Non-interest income	63	**446**	274
Total revenue	14	**3 844**	3 383
Charge for bad and doubtful advances	(24)	**(606)**	(488)
Risk-adjusted revenue	12	**3 238**	2 895
Other interest income	(28)	**113**	156
Interest expense	5	**(465)**	(492)
Operating costs	(10)	**(1 048)**	(951)
Net income from operations	14	**1 838**	1 608
Profit on sale of CVF and other capital items		**37**	0
Share of associate company's income	(100)	**0**	1
Net income before taxation	17	**1 875**	1 609
Indirect taxation: VAT and RSC	8	**(46)**	(50)
Direct taxation: STC	16	**(118)**	(140)
SA normal	(12)	**(535)**	(476)
Attributable earnings	25	**1 176**	943

R million	% change	Reviewed 12 months ended 30 Sept 2006	IFRS restated 12 months ended 30 Sept 2005
Reconciliation of headline earnings and per share statistics			
Attributable earnings	25	**1 176**	943
Adjusted for:			
Goodwill impaired		**0**	14
Profit on sale of CVF and other capital items		**(37)**	(1)
Capital gains tax thereon		**6**	0
Headline earnings	20	**1 145**	956
Attributable to: Preference shareholders		**36**	8
Ordinary shareholders		**1 109**	948
	20	**1 145**	956
Number of shares in issue (net of treasury) (million)		**497**	495
Weighted number of shares in issue (million)		**497**	471
Fully diluted number of shares in issue (million)		**497**	472
Headline earnings per share (cents)	13	**230,5**	203,2
Fully diluted headline earnings per share (cents)	14	**230,3**	202,4
Attributable earnings per share (cents)	18	**236,8**	200,4
Fully diluted attributable earnings per share (cents)	19	**236,5**	199,6
Dividends per ordinary share			
Interim – paid (cents)	54	**80**	52
Final – declared (cents)	71	**120**	70
Total ordinary dividends (cents)	64	**200**	122
Special dividends – paid (cents)		**0**	100
Total ordinary and special dividends (cents)		**200**	222

GROUP BALANCE SHEET

AS AT 30 SEPTEMBER 2006

R million	% change	**Reviewed 30 Sept 2006**	IFRS restated 30 Sept 2005
Assets			
Fixed assets	4	**116**	112
Investment in associate	(100)	**0**	11
Policyholders' investments	38	**87**	63
Deferred tax asset	65	**153**	93
Net advances	15	**6 064**	5 282
Gross advances	20	**7 727**	6 454
Deferred administration fees	>100	**(228)**	(55)
Impairment provisions	28	**(1 435)**	(1 117)
Other assets	(81)	**12**	63
Taxation	(67)	**7**	21
Statutory assets – bank and insurance	(9)	**472**	517
Short-term deposits and cash	9	**1 252**	1 147
Total assets	12	**8 163**	7 309
Liabilities and equity			
Life fund reserve	8	**103**	95
Subordinated debentures	3	**202**	197
Bonds and other long-term funding	10	**3 579**	3 256
Short-term money market funding	71	**1 085**	633
Other liabilities	(7)	**395**	426
Taxation	25	**109**	87
Total liabilities	17	**5 473**	4 694
Ordinary shareholders' equity	4	**2 207**	2 122
Preference shareholders' equity	0	**483**	483
Minority shareholders' interest	(100)	**0**	10
Total equity (capital and reserves)	3	**2 690**	2 615
Total liabilities and equity	12	**8 163**	7 309

GROUP STATEMENT OF CHANGES IN EQUITY

FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2006

R million	Ordinary shares: Share capital	Ordinary shares: Distri-butable reserves	Ordinary shares: IFRS 2 reserve	Ordinary shares: Treasury shares	Ordinary shares: Total	Pre-ference share capital and premium	Total
Balance at 30 September 2004 (IFRS restated)	11	2 670	14	(55)	2 640	0	2 640
Issue of shares	1				1	500	501
Share issue expenses						(17)	(17)
Dividends paid		(1 107)			(1 107)	(8)	(1 115)
Shares purchased into the ABIL Employee Share Trust less shares issued to employees (cost)				13	13		13
Loss incurred on group employees acquiring ABIL Share Trust shares less dividends received		(248)			(248)		(248)
Treasury shares acquired by subsidiary less dividends received		2		(23)	(21)		(21)
Attributable earnings		935			935	8	943
IFRS 2 adjustment (employee share options)			(91)		(91)		(91)
Balance at 30 September 2005 (IFRS restated)	12	2 252	(77)	(65)	2 122	483	2 605
IFRS (IAS 18) adjustment to current year opening distributable reserves (administration fees)		**(64)**			**(64)**		**(64)**
IFRS (IAS 39) adjustment to current year opening distributable reserves (impairments)		**(58)**			**(58)**		**(58)**
Cancellation of shares as a result of odd-lot offer		**(14)**			**(14)**		**(14)**
Dividends paid		**(897)**			**(897)**	**(36)**	**(933)**
Movement in treasury shares and losses incurred in the ABIL Employee Share Trust		**(14)**		**41**	**27**		**27**
IFRS 2 reserve transactions (employee share options)			**(49)**		**(49)**		**(49)**
Attributable earnings		**1 140**			**1 140**	**36**	**1 176**
Balance at 30 September 2006 (reviewed)	**12**	**2 345**	**(126)**	**(24)**	**2 207**	**483**	**2 690**

Notes		30 Sept 2006	30 Sept 2005
1. Treasury shares			
Treasury shares at cost	R million	**24**	65
Number of shares held	million	**1**	3
Average cost per share	Rand	**24,26**	19,76

		Total number of shares in issue	Weighted number of shares in issue	Diluted number of shares in issue
2. Ordinary shares				
Number of shares in issue	million	498,4	498,4	498,4
Shares cancelled (net) as a result of odd-lot offer	million	(0,5)	(0,2)	(0,2)
Treasury shares on hand	million	(1,0)	(1,4)	(1,4)
Dilution as a result of outstanding options	million	0,0	0,0	0,5
Total	million	496,9	496,7	497,2

GROUP CASH FLOW STATEMENT

FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2006

R million	Reviewed 12 months to 30 Sept 2006	Audited 12 months to 30 Sept 2005
Cash generated from operations	**2 733**	2 382
Increase in gross advances	**(1 987)**	(1 367)
(Increase)/decrease in working capital	**(108)**	274
Indirect and direct taxation paid	**(638)**	(738)
Ordinary shareholders' payments and transactions	**(897)**	(1 127)
Preference shareholders' payments and transactions	**(36)**	475
Cash outflow from equity accounted incentive transactions	**(1)**	(297)
Cash inflow/(outflow) from investing activities	**127**	(208)
Cash inflow/(outflow) from financing activities	**780**	(175)
Decrease in cash and cash equivalents	**(27)**	(781)
Cash and cash equivalents at the beginning of the year	**1 390**	2 171
Cash and cash equivalents at the end of the year	**1 363**	1 390
Made up as follows:		
Short-term deposits and cash	**1 252**	1 147
Statutory cash reserves – insurance	**111**	243
	1 363	1 390

STATEMENT OF AVERAGE BALANCES

R million	Closing balance	Average balance	Income/ Expense	Rate %
	12 months to 30 September 2006			
Gross advances	**7 727**	**7 145**	**3 844**	**53,8**
Interest-earning cash and other assets	**1 602**	**1 684**	**113**	**6,7**
Total interest-earning assets	**9 329**	**8 829**		
Non-interest-bearing Reserve Bank deposit	**122**	**111**		
Deferred administration fees	**(228)**	**(187)**		
Impairment provisions	**(1 425)**	**(1 218)**		
Insurance reserves	**(10)**	**(62)**		
Other assets	**375**	**357**		
Total assets	**8 163**	**7 830**		
Total interest-bearing liabilities	**4 866**	**4 676**	**465**	**9,9**
Life fund reserves	**103**	**94**		
Other liabilities	**504**	**572**		
Total liabilities	**5 473**	**5 342**		
Ordinary shareholders' equity	**2 207**	**2 004**		
Preference shareholders' equity	**483**	**483**		
Minority shareholders' interest	**0**	**1**		
Total liabilities and equity	**8 163**	**7 830**		

R million	Closing balance	Average balance	Income/ Expense	Rate %
	12 months to 30 September 2005			
Gross advances	6 454	6 192	3 383	54,6
Interest-earning cash and other assets	1 576	2 045	156	7,6
Total interest-earning assets	8 030	8 237		
Non-interest-bearing Reserve Bank deposit	88	87		
Deferred administration fees	(55)	(33)		
Impairment provisions	(979)	(1 201)		
Insurance reserves	(138)	(132)		
Other assets	363	338		
Total assets	7 309	7 296		
Total interest-bearing liabilities	4 086	4 020	492	12,2
Life fund reserves	95	87		
Other liabilities	513	515		
Deferred tax	0	5		
Total liabilities	4 694	4 627		
Ordinary shareholders' equity	2 122	2 386		
Preference shareholders' equity	483	282		
Minority shareholders' interest	10	1		
Total liabilities and equity	7 309	7 296		

RETURN ON ASSETS AND RETURN ON EQUITY MODEL

R million	Notes	**12 months ended 30 September 2006**	12 months ended 30 September 2005	12 months ended 30 September 2004
Interest income on advances		**2 974**	2 752	2 490
Net assurance income		**424**	357	291
Non-interest income		**446**	274	294
Total income		**3 844**	3 383	3 075
Charge for credit losses		**(606)**	(488)	(484)
Operating expenses		**(1 048)**	(951)	(946)
Net financing costs (including preference dividends)	1	**(388)**	(344)	(335)
Taxation (including STC and indirect taxation)		**(699)**	(666)	(555)
Other (associates, minorities, non-headline)		**6**	14	7
Total charges against income		**(2 735)**	(2 435)	(2 313)
Headline earnings attributable to ordinary shareholders	1	**1 109**	948	762
Average gross advances	2	**7 145**	6 192	6 254
Average total assets		**7 830**	7 296	6 542
Average ordinary shareholders' equity	A	**2 004**	2 386	2 431
Economic profit calculation				
Estimated cost of equity (%)	B	**15,0**	14,5	15,0
Adjusted headline earnings (see above)		**1 109**	948	762
Cost of equity charge (A x B x n/12)		**(301)**	(346)	(365)
Economic profit		**808**	602	397
% growth		**34,2**	51,6	

	12 months ended 30 September 2006	12 months ended 30 September 2005	12 months ended 30 September 2004
Interest/Advances	41,6%	44,4%	39,8%
Assurance/Advances	5,9%	5,8%	4,7%
Other income/Advances	6,2%	4,4%	4,7%
Total income yield	53,8%	54,6%	49,2%
Bad debts/Advances	(8,5%)	(7,9%)	(7,7%)
Opex/Advances	(14,7%)	(15,4%)	(15,1%)
Financing costs/Advances	(5,4%)	(5,6%)	(5,4%)
Taxation/Advances	(9,8%)	(10,8%)	(8,9%)
Other/Advances	0,1%	0,2%	0,1%
Total charges/Advances	(38,3%)	(39,3%)	(37,0%)
Return on advances	15,5%	15,3%	12,2%
Advances/Total assets	91,3%	84,9%	95,6%
Return on assets (RoA)	14,2%	13,0%	11,6%
	multiply	multiply	multiply
Gearing	3,9	3,1	2,7
	equals	equals	equals
Return on equity (RoE)	55,3%	39,7%	31,3%

	12 months ended 30 September 2006	12 months ended 30 September 2005	12 months ended 30 September 2004
Bad debts/Interest income	20,4%	17,7%	19,4%
Bad debts/Total income	15,8%	14,4%	15,7%
Cost/Income	27,3%	28,1%	30,8%

Notes

1. *Headline earnings, as reported, are reduced by the dividends on the preference shares to reflect the net earnings attributable to ordinary shareholders. The preference dividends are included in net financing costs.*
2. *Non-interest-bearing advances and the provision for deferred administration fees are no longer deducted from gross advances. Comparatives have been restated to allow meaningful comparisons.*

SALES

Graph 1: Sales (original principal debt)


700
600
500
400
300
200
R million
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
O 2003
● 2004
O 2005
● 2006

Graph 2: Sales (disbursements)


600
500
400
300
200
R million
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
O 2003
● 2004
O 2005
● 2006

In the past, ABIL has published sales in the form of original principal debt (OPD), ie combining the disbursed loan amount with the administration fees and insurance premiums charged upfront, to show the total initial loan amount.

Towards the end of 2005, ABIL changed the loan pricing model to one in which administration fees were split into an origination fee charged upfront and a service fee charged monthly. In addition, credit life insurance premiums were also changed to being charged monthly.

The changes result in a lower OPD in relation to the actual loan disbursed, while at the same time generating a more smoothed revenue stream. Previously, the upfront fees and credit life insurance would have resulted in the OPD being 1,3 times the loan disbursement value. The same loan now, would only have an origination fee charged upfront, resulting in the OPD being only 1,1 times the value of the loan disbursed. As discussed under the yield analysis, it is expected that this ratio will continue to change in the face of increasing competition and regulation.

The group has therefore changed the definition of sales from original principal debt, to the loan amount disbursed, which will not be influenced by changes in the structure of the group's charges. Graph 1 above indicates sales activity as disclosed previously, while graph 2 depicts sales activity in the form that it will be disclosed in future.

Sales analysis in terms of disbursements – new sales definition

	% change yoy	Sales value (R million)									
		2006					2005				
		Total	Q406	Q306	Q206	Q106	Total	Q405	Q305	Q205	Q105
African Bank											
– retail products	33	4 229	1 039	987	991	1 212	3 180	896	858	661	764
– payroll products	(19)	155	42	36	37	40	191	48	47	45	51
– credit card	n/a	89	28	28	33	0	0	0	0	0	0
Miners Credit	18	662	160	166	148	187	559	127	127	134	170
Standard Bank JV	10	316	68	77	79	92	286	76	78	60	72
CVF	(65)	61	0	0	22	39	176	45	41	42	47
Total	26	5 512	1 337	1 294	1 311	1 570	4 392	1 193	1 151	943	1 105

		Number of loans (000)									
African Bank											
– retail products	(16)	791	195	184	188	224	939	234	250	206	249
– payroll products	(20)	18	4	4	5	5	23	6	6	5	6
– credit card	n/a	20	8	5	6	0	0	0	0	0	0
Miners Credit	(13)	247	55	60	58	74	282	61	63	71	88
Standard Bank JV	4	81	18	20	20	23	78	20	22	16	20
CVF	(68)	0	0	0	0	0	1	0	0	0	0
Total	(12)	1 158	280	274	278	326	1 323	321	340	299	364

		Average loan size (Rand)									
African Bank											
– retail products	58	5 344	5 328	5 354	5 271	5 411	3 387	3 829	3 437	3 209	3 071
– payroll products	2	8 554	9 370	9 020	7 478	8 522	8 400	8 518	8 376	8 556	8 185
– credit card	n/a	4 462	3 482	5 145	5 125	0	0	0	0	0	0
Miners Credit	36	2 682	2 938	2 762	2 554	2 527	1 978	2 096	2 025	1 896	1 930
Standard Bank JV	6	3 892	3 812	3 844	3 952	3 941	3 668	3 794	3 609	3 691	3 589
CVF	10	167 953	0	0	168 271	167 770	153 009	159 042	155 094	150 097	148 412
Total	43	4 761	4 777	4 723	4 723	4 810	3 319	3 719	3 388	3 155	3 038

Sales analysis in terms of original principal debt – previous sales definition

		Sales value (R million)									
African Bank											
– retail products	16	4 609	1 137	1 081	1 079	1 312	3 970	1 088	1 086	826	969
– payroll products	(26)	177	47	40	43	47	240	59	57	57	67
– credit card	n/a	89	28	28	33	0	0	0	0	0	0
Miners Credit	28	817	198	210	178	231	639	149	147	153	189
Standard Bank JV	11	406	87	99	102	118	365	97	100	75	93
CVF	(65)	61	0	0	22	39	176	45	41	42	47
Total	14	6 159	1 498	1 457	1 457	1 747	5 390	1 439	1 432	1 153	1 366

Sales, as measured by disbursements, increased 26% to R5,5 billion (2005: R4,4 billion) for the twelve months to 30 September 2006.

The African Bank retail products achieved the strongest growth in sales of 33% from R3,2 billion to R4,2 billion. This was primarily achieved through a combination of increased distribution and various direct marketing sales strategies, as well as the increased volume effect of the price differentiation and reductions implemented in August 2005. The new pricing strategy has had a twofold effect:

1. The decrease in pricing has resulted in an increased average loan size (up 43% from R3 319 to R4 761) as decreased instalments have allowed customers to borrow more within their affordability criteria.
2. The average term of loans has increased from 18 to 23 months, slightly shorter than the 25 months at the interim stage as a result of the risk reduction measures the group took during the year. The corollary to this is that the number of loans sold has fallen 12%, as clients take up larger loans with longer terms, less often.

It is expected that this trend will continue in 2007 on the back of the further price reductions implemented in October 2006 and as the group starts lending amounts greater than R10 000 to the lowest risk clients.

During September 2006, the African Bank Miners Credit loan book was converted onto the main African Bank retail product platform. This will allow for further cost efficiencies and open up a broader product offering to clients in the mining sector.

Credit card sales, measured by the value of credit limits granted, have been shown separately. The group had issued 20 000 cards with credit limits of R89 million by 30 September 2006, translating into a loan book of R73 million.

ABIL's credit card is aimed at introducing clients who don't have credit cards, to this product for the first time and as such, credit limits are modest. African Bank is the only retail bank in South Africa to implement instant-issue credit cards in its branch network. This means that a client applying for a credit card in the branch will, if successful, walk out of the branch with a credit card that is fully activated.

With the pilot phase now complete and the card product refined for our market, the group began a full rollout of the card through most of its branches in October 2006, and is targeting to have approximately 140 000 cards in issue by the end of 2007, with an advances book of some R500 million.

In October 2006, the group introduced loans greater than R10 000 and for terms longer than 36 months under its retail debit order products for the first time ie Usury compliant loans. For certain clients in the lowest risk segments, loans up to R20 000 repayable over up to 60 months are being offered. These products are all priced below the Usury rate, and in the case of the R20 000, 60-month loan, the total cost of credit is priced well below the Usury rate.

In the first month of the rollout of this product, approximately 15% of retail debit order loans by value, have been for compliant loans. The group will carefully monitor the credit quality of these products, and is confident that this move, ahead of the 1 July 2007 implementation of the National Credit Act, is important to offer better value to clients into the future.

ADVANCES

R million	30 Sept 2006	% growth	30 Sept 2005	% growth	30 Sept 2004
Lending books	**7 172**	**24**	5 793	24	4 685
African Bank – retail products	**5 474**	**39**	3 926	35	2 912
– payroll products	**494**	**(20)**	614	(34)	934
– credit card	**73**	**n/a**	0	n/a	0
Miners Credit	**748**	**15**	651	72	379
Standard Bank JV	**383**	**10**	348	27	273
CVF	**0**	**(100)**	254	36	187
Pay down books	**555**	**(16)**	661	(54)	1 444
Persal	**181**	**(8)**	197	(35)	302
Saambou PLB	**368**	**(18)**	450	(52)	931
Other	**6**	**(57)**	14	(>100)	211
Gross advances	**7 727**	**20**	6 454	5	6 129

Gross advances increased by 20% over the past year to R7,7 billion.

Boosted by strong sales, the lending books grew by 24%, despite the sale of CVF during the year. The lending books at R7 172 million now comprise 93% of the total gross advances.

The pay down books fell by 16%, at a slower pace than in 2005. This is due to lower levels of write-offs in these portfolios as the loans remaining on the balance sheet are largely performing with good cash flows.

Advances mix



100
80
60
40
20
0
%
03
04
05
06
Retail
Miners Credit
Credit card
Payroll
Standard Bank JV
Pay down
CVF

ADVANCES ANALYSIS

	Growth in number of loans	Growth in average balance	30 September 2006 Number of active loans	30 September 2006 Average balance	30 September 2005 Number of active loans	30 September 2005 Average balance
	%	%	**000**	**Rand**	000	Rand
Lending books	6	16	**1 417**	**5 062**	1 331	4 352
African Bank – retail products	12	24	**1 006**	**5 442**	898	4 371
– payroll products	(28)	12	**69**	**7 157**	96	6 400
– credit card	n/a	n/a	**19**	**3 802**	n/a	n/a
Miners Credit	(9)	26	**205**	**3 642**	225	2 897
Standard Bank JV	7	3	**117**	**3 269**	109	3 183
CVF	n/a	n/a	**n/a**	**n/a**	3	89 092
Pay down books	(23)	9	**59**	**9 363**	77	8 572
Total	5	14	**1 476**	**5 235**	1 408	4 583

Graph 1: Income growth



4 000
3 000
2 000
1 000
0
R million
75
65
55
45
35
25
Income yield (%)
01
02
03
04
05
06
Interest income
Non-interest income
Net assurance income
Total income yield (%)

Graph 2: Non-interest income



50
40
30
20
10
0
R million
2005
2006
Oct 04
Dec 04
Feb 05
Apr 05
Jun 05
Aug 05
Oct 05
Dec 05
Feb 06
Apr 06
Jun 06
Aug 06
Origination fees
Monthly service fees
Other income

Graph 3: Net assurance income



60
50
40
30
20
10
0
R million
2005
2006
Oct 04
Dec 04
Feb 05
Apr 05
Jun 05
Aug 05
Oct 05
Dec 05
Feb 06
Apr 06
Jun 06
Aug 06
Single premium
Recurring premium
Reserve amortisation

The three individual components of income, being interest, net assurance income and non-interest income (administration fees) will continuously be recalibrated to take account of internal cost structures, as well as changes in the regulatory or competitive environment It is therefore more relevant to concentrate on trends in the total yield, rather than the underlying components

Total income grew by 14%, boosted by a 15% growth in average advances but offset by the decline in the total income yield from the 54,6% in 2005 to 53,8%. The 2002 to 2004 trend of a declining rate of growth in total income, due to declining gross advances as pay down books reduced, has now firmly reversed.

The repricing in August 2005 resulted in an average decline in the overall yields of approximately 5%. However, the effect of this has a delayed impact on the results, as it was only applied to new loans granted, and it will take two to three years for the portfolio to fully absorb this. In addition, the steady shift in the mix of loans away from low-yielding pay down books and the sale of CVF, have lifted the overall yield on the portfolio.

The mix of the components of income shifted during the year as a result of the changes made to the products and pricing models:

- The interest yield declined from 44,4% in 2005 to 41,6%
- Net assurance income grew by 19% to R424 million (2005: R357 million). Premium income declined initially as the switch to monthly premiums was implemented for new loans from September 2005. During the year the premium income has been growing as the base of new loans expands, and in addition the actuarial credit life reserves, which are primarily held against single upfront premiums on existing loans, have amortised from R138 million to R10 million. The effect of the changeover has now normalised and, going forward, the premium income will grow in line with advances growth. (Refer graph 3)
- Non-interest income grew by 63% to R446 million (2005: R274 million). This is made up primarily of origination fees capitalised upfront but recognised to income over the life of the loan, and monthly service fees. The monthly service fees were introduced on new loans granted from September 2005, and therefore the base of loans on which service fees are charged have been steadily increasing during the year. This trend will continue over the next year, and thereafter, both the monthly service fees and amortising origination fees will grow in line with the advances book (Refer graph 2). Under the new pricing models the aggregate of the origination fee and monthly service fees has increased, with an offsetting reduction in the interest rates charged.

ABIL expects that the total yield on the portfolio will fall by a further 2% to 3% over the next 12 months as the new pricing feeds through.

Graph 1: Operating cost to income ratio


40
35
30
25
20
15
10
% of income
36,6
36,2
30,8
28,1
27,3
02
03
04
05
06

Graph 2: Bad debt ratios


30
25
20
15
10
5
0
% of income
02
03
04
05
06
Bad debt to interest income
Bad debt to total income

Graph 3: Bad debt vs operating cost


20
15
10
0
% of average advances
17,9
15,5
15,1
15,4
14,7
10,6
6,7
7,7
7,9
8,5
02
03
04
05
06
Bad debt to advances
Cost to advances

Graph 4: Bad debt plus operating cost to advances


33
28
23
18
% of average advances
28,5
22,2
22,9
23,2
23,2
02
03
04
05
06

Optimising bad debt vs operating cost

The group has been emphasising the importance of the relationship between cost efficiency and risk appetite as it tests the price volume elasticity effect of loans in this market.

As prices are decreased, loan volumes (and therefore advances portfolios) are growing, both due to the increased affordability of individual loans as well as the fact that as loans become cheaper, the whole market grows.

The key for the group is to manage this process such that the gains made in cost efficiency, are not given up by increasing bad debts as loan sizes and terms increase.

The graphs above set out this relationship, and while the effects of the repricing have not yet fully filtered through to the results, the trend is quite clear.

The group expects that the cost to advances ratio will converge to the bad debt to advances ratio over the next few years, with both being targeted to below 10%. The benefits of this will be passed on to clients in the form of further price reductions.

For the 2007 financial year the group is targeting a cost to advances ratio and bad debt to advances ratio of 12,5% and 8,5% – 9,5% respectively.

Charge for bad debt

The charge for bad and doubtful advances was R606 million (2005: R488 million), or 8,5% of advances (2005: 7,9%). The bad debt charge as a percentage of total income increased to 15,8% (2005: 14,4%) in line with the group's strategy of taking more risk by growing sales volumes.

While the increased volume of NPLs feeding through from higher sales has resulted in higher provisions being raised compared to 2005, this was mitigated by an increase in the cash recoveries from loans previously written-off, from R139 million in 2005 to R219 million for 2006. The reason for this is a number of specific strategies that have been implemented by collections in dealing with these old delinquent loans and successfully securing payments, often a long time after the loan defaulted. The bad debt recovery trend, which is now well established and a key success factor of the group, is expected to continue at similar levels over the next few years, as this focus on the written-off loans continues to yield collections success.

Net write-offs of bad debts reduced significantly during the current year to R455 million (2005: R1 219 million), due to the following:

- The group adjusted its bad debt write-off policy, after it became apparent that the write-offs in 2005 were too aggressive, resulting in high levels of subsequent cash recoveries.
- During the current year, the group rehabilitated onto the balance sheet R279 million (2005: R83 million) of loans that were previously written off, and in line with the group's accounting policy, these loans are treated as negative bad debts written off ie reversing the original bad debt write-off. The policy regarding rehabilitation of written-off loans, requires such loans to be performing well with a regular payment profile, before they qualify for reinstatement onto the balance sheet, together with appropriate impairment provisions. It is expected that the value of loans being rehabilitated, which is currently running at approximately R20 million per month will continue into the future, albeit at a gradually declining rate.

For the year ahead, the group expects that while the vintages will settle at current levels, the higher base of sales will generate concomitant higher NPLs, offset by expected continuing success in collecting and rehabilitating delinquent clients. Accordingly the group expects the bad debt to advances ratio to be between 8,5% and 9,5%.

ABIL has previously shown the ratio of the bad debt expense to interest income, with a target of 20%. In order to better illustrate the relationship between bad debts and costs, this ratio has been changed to bad debt expense to total income, as the component parts of the income are being continuously recalibrated. As a result, the 20% target adjusts to approximately 16% of total income and will gradually trend up, as yields fall.

Operating costs

During the current period, operating costs increased by R97 million or 10% to R1 048 million (2005: R951 million). The increase included a R119 million (2005: R34 million) charge for IFRS 2: Share-based payments, relating to the group's discontinued option scheme and new long-term incentive programme.

Excluding the IFRS charge, the normal operating costs were R929 million, up 1% on the R917 million for 2005.

The cost to income ratio decreased to 27,3% (2005: 28,1%) and the cost to advances ratio to 14,7% (2005: 15,4%).

The group's push to achieve cost efficiency as a key driver to competitive positioning has been a dual-pronged approach:

- Maintaining operating costs flat in nominal terms over the last five years. This has been achieved through a series of business integrations, continuous process simplification and focus.

Operating costs


1 200
1 000
800
600
400
200
0
R million
02
03
04
05
06
Operating costs
LTIPs/Options

- Increasing the volume of business throughput utilising the largely fixed and constant cost base.

This has resulted in the average cost per loan falling substantially over the last five years.

The IFRS 2 charge of R119 million is made up of a charge for the discontinued option scheme (converted mainly into a cash-settled alternative – interim LTIP) and the new LTIP scheme, which is a cash-settled share appreciation scheme based on the ABIL share price. Up until July 2006, the market risk exposure to the group from the ABIL share price remained unhedged. This resulted in significant volatility in the income statement charge, especially during the first half of the current financial year, where the charge spiked to R88 million for six months. Since then the share price has declined, and the charge for the second half of the current year fell to R31 million.

The group decided to hedge the effect of this market risk, and accordingly, entered into a series of derivative transactions, in the form of total return equity swaps. The hedge was executed based on an average ABIL share price of R26,36, and completed during July 2006. The group will maintain a policy of fully hedging this exposure into the future.

On a hedged basis, the IFRS 2 charge for 2007 for the long-term incentive programme is expected to fall to a normalised level of approximately R65 million. Thereafter the charge will be a function of the annual LTIP allocations, amortised to the income statement over the vesting period of the LTIPs.

Overall, operating expenses are expected to remain flat in 2007, as the reduction in IFRS charges will largely be offset by the rollout costs of the card product.

ASSET QUALITY

Vintage graph – African Bank
(More than three instalments missed)



20,0
17,5
15,0
12,5
10,0
7,5
5,0
2,5
0
Outstanding repayable of NPLs over total original repayable (%)
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book
July 04 Aug 04 Sept 04 Oct 04 Nov 04 Dec 04 Jan 05 Feb 05 Mar 05 Apr 05
May 05 Jun 05 Jul 05 Aug 05 Sept 05 Oct 05 Nov 05 Dec 05 Jan 06 Feb 06
Mar 06 Apr 06 May 06 Jun 06 Jul 06 Aug 06 Sept 06

Vintages

The group tracks vintages as a better and more immediate measure of portfolio risk than non-performing loans. Vintage curves track each month's new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various levels of default status as measured by the contractual number of missed instalments.

Vintages reflect a combination of the risk environment and underwriting actions taken by the group to counter changes in the environment. The group is satisfied that the credit tightening actions implemented during the year, have been successful in keeping the vintages within the risk it has targeted.

The increases in the vintage curve reflect the group's stated strategy of taking more risk. Vintages have increased by approximately 2% to 3% over the past twelve months, on the back of a 26% increase in sales. The marginal increase in risk as a result of the higher vintages is more than offset by the higher levels of income generated by these sales and the improved cost absorption.

ASSET QUALITY ANALYSIS

R million	% change	30 Sept 2006	30 Sept 2005	30 Sept 2004
Gross advances				
Performing	15	**5 514**	4 812	3 883
Non-performing	35	**2 213**	1 642	2 246
Gross advances	20	**7 727**	6 454	6 129
Gross advances net of deferred administration fees				
Gross advances		**7 727**	6 454	6 129
Deferred administration fees		**(228)**	(55)	0
Gross advances net of deferred administration fees	17	**7 499**	6 399	6 129
Impairment provisions and insurance reserves				
Impairment provisions	46	**1 425**	979	1 545
Balance at the beginning of the year		**979**	1 545	1 823
Impairment provisions raised		**825**	627	568
Adjustment for the transition to IFRS (IAS 39)		**82**	0	0
Bad debts written off (against impairment provisions)		**(455)**	(1 219)	(845)
(Disposals)/acquisitions of impairment provisions		**(6)**	26	(1)
Stangen credit life reserves	(93)	**10**	138	112
Total impairment provisions and insurance reserves	28	**1 435**	1 117	1 657

	12 months to 30 Sept 2006	12 months to 30 Sept 2005	12 months to 30 Sept 2004
Income statement charges			
Charge for bad and doubtful advances	**606**	488	484
Impairment provisions raised	**825**	627	568
Recoveries from bad debts written off	**(219)**	(139)	(84)
Ratios			
NPLs as a % of gross advances	**28,6**	25,4	36,6
Impairment provision coverage of NPLs			
Impairment provisions	**64,4**	59,6	68,8
Stangen credit life reserves	**0,5**	8,4	5,0
Total impairment provision coverage	**64,8**	68,0	73,8
Total impairment provisions and insurance reserves as a % of gross advances	**18,6**	17,3	27,0
Income statement charge for bad debts as a % of average gross advances	**8,5**	7,9	7,7
Bad debt write-offs as a % of average gross advances	**6,4**	19,7	13,5

Non-performing loans and impairment provisions

NPLs increased by R571 million from a five-year low of R1 642 million as at 30 September 2005 to R2 213 million by 30 September 2006. The increase was the result of a combination of the following factors:

- Significantly higher sales volumes over the past year which has begun to feed through into NPLs;
- Higher vintages on the back of an increase in the group's risk appetite; and
- Substantially lower write-offs in the current financial year, which at 6,4% of average advances, have decreased from the 19,7% in the 12 months to September 2005.

It is expected that NPLs will rise moderately over the next few years in line with the group's growth and risk appetite, but will remain within the groups targeted range of 25% to 30% of advances over the longer term.

Impairment provision models and NPL coverage considerations have remained consistent with the previous year except for the following:

- Impairment provisions were increased by R82 million (or 5% of NPLs) as at 1 October 2005, due to the implementation of IFRS (IAS 39), as detailed in appendix A. This resulted in impairment provision coverage increasing to 64,4% of NPLs (2005: 59,6%).
- The reduction of credit life reserves from 8,4% to 0,5% of NPLs, was caused by the release of actuarial reserves as the group switched to monthly premiums.

The net result of the above two factors, is that total NPL coverage came down from 68,0% in September 2005 to 64,8% in September 2006.

BUSINESS UNIT ADVANCES AND IMPAIRMENT PROVISIONS ANALYSIS

	Gross advances	Non-performing (NPLs)		Total impairment provisions	NPL coverage
	R million	R million	% of gross advances	% of gross advances	%
30 September 2006					
Lending books	**7 172**	**1 826**	**25,5**	**17,5**	**68,8**
African Bank – retail products	**5 474**	**1 394**	**25,5**	**18,0**	**70,9**
– payroll products	**494**	**179**	**36,2**	**18,0**	**49,7**
– credit card	**73**	**3**	**4,1**	**2,7**	**66,7**
Miners Credit	**748**	**191**	**25,5**	**17,9**	**70,2**
Standard Bank JV	**383**	**59**	**15,4**	**11,5**	**74,6**
Pay down books	**555**	**387**	**69,7**	**32,1**	**46,0**
Total	**7 727**	**2 213**	**28,6**	**18,6**	**64,8**
30 September 2005					
Lending books	5 793	1 191	20,6	14,7	71,3
African Bank – retail products	3 926	816	20,8	14,4	69,5
– payroll products	614	199	32,4	21,7	66,8
Miners Credit	651	130	20,0	15,2	76,2
Standard Bank JV	348	45	12,9	8,9	68,9
CVF	254	1	0,4	7,5	>100,0
Pay down books	661	451	68,2	40,5	59,4
Total	6 454	1 642	25,4	17,3	68,0

CAPITAL ADEQUACY

The capital adequacy for ABIL, as at 30 September 2006 was 35,5% (2005: 36,2%).

In terms of the internal economic capital model, the optimal capital as at 30 September 2006 is R1 925 million (2005: R2 103 million) or a capital adequacy of 25,2% (2005: 28,5%). Against the tier 1 capital of R2 675 million, this leaves surplus capital of R750 million before distribution of dividends.

The group has declared a final dividend of 120 cents, and together with the preference share dividends declared and related STC on these dividends, this reduces the surplus capital retained for the future to R55 million.

The dividend cover target for 2006 was 1,25 to 1,5 times. The total dividend declared and paid for 2006 of 200 cents, represents a dividend cover of 1,2 times.

Given that the group has been generating high returns and keeping dividend cover at the lower end of the range previously given, the group has revised its dividend cover forecast to 1,0 to 1,5 times.

Capital adequacy
As at 30 September 2006

	African Bank		ABIL group	
R million	**30 Sept 2006**	30 Sept 2005	**30 Sept 2006**	30 Sept 2005
Total assets and commitments				
On-balance sheet assets	**8 594**	7 334	**8 163**	7 262
Off-balance sheet assets and commitments	**196**	213	**242**	207
	8 790	7 547	**8 405**	7 469
Risk-weighted assets	**7 145**	6 238	**7 630**	7 380
Total capital				
Tier 1	**2 242**	1 987	**2 675**	2 602
Tier 2	**34**	66	**34**	66
Total	**2 276**	2 053	**2 709**	2 668
Capital adequacy				
Tier 1 (%)	**31,4**	31,9		
Tier 2 (%)	**0,5**	1,1		
Total (%)	**31,9**	32,9	**35,5**	36,2

Economic capital model

ABIL operates in an environment that requires higher levels than the minimum 10% of capital to risk-weighted assets, as set by the Banks Act. Capital is required to ensure that there is a sufficient risk cushion to protect the balance sheet from shocks as well as to provide an adequate level of credit enhancement for the raising of debt at competitive rates.

ABIL has developed an economic capital allocation methodology that is applied to its different asset classes to obtain an optimal level of capital to be maintained. A brief description of the main classification is set out below:

- Non-performing loans – due to the increased provisioning required by IAS 39, the group no longer considers it appropriate to maintain a 100% capital cushion against the net residual value of these loans. The high discount rate used in calculating impairment provisions results in NPLs effectively earning the running yield on the book as they unwind. Accordingly the level of capital has been set at 2,5 times that of the performing loans (ie 58,3% for the current period) and the group will continue to reassess this ratio from time to time.
- Performing loans – the group maintains capital equivalent to 2,75 times the average annual credit losses on these loans. The group has communicated that it intends to reduce this factor towards 2,5 times over the medium-term, which remains well above the 2 times generally used in securitisation models.
- Cash reserves – these are primarily invested with A1 banks and a capital ratio of 2% is maintained.
- Policyholder assets – these assets are matched exactly against the policyholder liabilities to which they relate, ie the liabilities carry the full economic risk of the assets and hence no capital is required for these assets.
- Other assets – capital of 20% is maintained.

In addition the group has made certain reductions to the regulatory qualifying capital for the following items:

- Tier 2 capital adjustments relate to SARB general debt provisions already included in the residual NPL calculation;
- Dividends (ordinary and preference shares) plus related STC, declared in the results, but not yet accounted for in the balance sheet in terms of IFRS.

Capital allocation model
As at 30 September 2006

R million	Balance sheet Ongoing businesses	Balance sheet Pay down books	Balance sheet Total balance sheet	% capital required	Optimal capital Ongoing businesses	Optimal capital Pay down books	Optimal capital Total balance sheet
Non-performing loans	1 826	387	2 213				
Less: Impairment provisions	(1 257)	(178)	(1 435)				
Net book value	569	209	778	58,3	332	122	454
Performing loans (net of deferred administration fees)	5 118	168	5 286	23,3	1 194	39	1 233
Cash reserves	1 724	0	1 724	2,0	34	0	34
Policyholders' investments	87	0	87	0,0	0	0	0
Other assets	288	0	288	20,0	58	0	58
Total on-balance sheet assets	7 786	377	8 163				
Off-balance sheet assets and commitments	242	0	242	20,0	48	0	48
Total assets	8 028	377	8 405				
Liability for converted options not yet recognised (after tax)					20		20
Insurance company CAR					78		78
Optimal capital					1 764	161	1 925

	Group risk-weighted assets
Group risk-weighted assets (per DI returns)	7 630

	% of risk-weighted assets	Capital
Regulatory tier 1 qualifying capital as at 30 September 2006	35,1	2 675
Optimal capital as at 30 September 2006	(25,2)	(1 925)
Surplus capital as at 30 September 2006	9,8	750
Distributed as follows:		
Preference dividends declared but not yet paid (including STC)	(0,3)	(23)
Ordinary dividends declared but not yet paid (including STC)	(8,8)	(672)
Surplus retained	0,7	55

Capital allocation model
As at 30 September 2005

R million	Balance sheet: Ongoing businesses	Balance sheet: Pay down books	Balance sheet: Total balance sheet	% capital required	Optimal capital: Ongoing businesses	Optimal capital: Pay down books	Optimal capital: Total balance sheet
Non-performing loans	1 191	451	1 642				
Less: Impairment provisions	(849)	(268)	(1 117)				
Net book value	342	183	525	100,0	342	183	525
Performing loans (net of deferred administration fees)	4 547	210	4 757	26,1	1 188	55	1 243
Cash reserves	1 664	0	1 664	2,0	33	0	33
Deferred tax asset*	93	0	93	100,0	93	0	93
Policyholders' investments	63	0	63	0,0	0	0	0
Other assets	207	0	207	20,0	41	0	41
Total on-balance sheet assets	6 916	393	7 309				
Off-balance sheet assets and commitments	207	0	207	20,0	41	0	41
Total assets	7 123	393	7 516				
Insurance company CAR					127		127
Optimal capital					1 865	238	2 103

	Group risk-weighted assets
Group risk-weighted assets (per DI returns)	7 380

	% of risk-weighted assets	Capital
Regulatory tier 1 qualifying capital as at 30 September 2005*	35,3	2 602
Optimal capital as at 30 September 2005	(28,5)	(2 103)
Surplus capital as at 30 September 2005	6,8	499
Distributed as follows:		
Preference dividends declared but not yet paid (including STC)	(0,3)	(20)
Ordinary dividends declared but not yet paid (including STC)	(7,6)	(561)
Shortfall carried forward	(1,1)	(82)

* *Adjusted for the impact of the conversion to IFRS.*

DIVIDEND DECLARATION

Preference dividend declaration
On 10 November 2006, the board of directors proposed and approved dividend No 4 of 392 cents per preference share.

The dividend was calculated using the following parameters:

Average prime for the period	11,4%
Coupon rate as percentage of prime	69%
No of days	182

Salient dates for dividend payments:
Last day to trade cum-dividend
Friday, 1 December 2006

Shares commence trading ex-dividend
Monday, 4 December 2006

Record date
Friday, 8 December 2006

Dividend payment date
Monday, 11 December 2006

Share certificates may not be dematerialised or rematerialised between Monday, 4 December 2006 and Friday, 8 December 2006, both days inclusive.

Final dividend declaration
On 10 November 2006, the board of directors proposed and approved a final dividend No 12 of 120 cents per ordinary share.

Salient dates for dividend payments:
Last day to trade cum-dividend
Friday, 8 December 2006

Shares commence trading ex-dividend
Monday, 11 December 2006

Record date
Friday, 15 December 2006

Dividend payment date
Monday, 18 December 2006

Share certificates may not be dematerialised or rematerialised between Monday, 11 December 2006 and Friday, 15 December 2006, both days inclusive.

REVIEW OPINION

These results have been reviewed by Deloitte & Touche and their unmodified review opinion is available for inspection at the company's registered office.

ACCOUNTING POLICIES

These condensed group consolidated annual financial statements are prepared in accordance with International Accounting Standard (IAS) 34 and the requirements of the South African Companies Act, Act 61 of 1973, as amended.

These are the group's first consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB. In prior years the group prepared its consolidated financial statements in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP).

The accounting policies of the group are consistent with those adopted in the previous year, except for changes made as a result of the adoption of IFRS. The group has restated its opening balances of 1 October 2004 except where the group elected to apply certain IFRS with effect from 1 October 2005, as allowed under the transitional arrangements set out in IFRS 1.

Primary differences in the accounting policies as a result of the transition from SA GAAP to IFRS have been set out in the appendix at the end of the document.

On behalf of the board
Ashley Mabogoane, *Chairman*
Gordon Schachat, *Executive deputy chairman*
Leon Kirkinis, *Chief executive officer*

13 November 2006

affordable
convenient
responsible



Results presentation
for the year ended 30 September 2006



Strategic context

To bring prices down substantially for clients, ABIL set goals in mid-2005 . . .

Over the next 3 – 5 years	**At the time**	**Progress 18 months later**
Double the advances book to R12 billion	Advances book was R6 billion	Advances book of R7,7 billion, targeting above R9 billion in 2007
Improve cost efficiency to 10% of advances	Cost-to-advances 15,6%	Cost-to-advances 14,7%, targeting 12,5% in 2007

2



Strategic context

. . . and to develop a comprehensive client strategy. Our objectives in this regard are to

- Get to understand our clients better
  - Buying behaviour
  - Product needs
  - Causes of delinquency
  - Dormancy patterns
- Significantly expand the client base
  - Successfully attracting new clients
  - Retaining existing clients for longer
  - Finding ways to rehabilitate delinquencies

3

NOTES



Preparing to grow beyond the limitations of the exemption notice . . .

Over the past two years, ABIL has moved . . .

FROM

- Multiple operating units
- Separate brands
- Monoline, one-size-fits-all products
- Reliance on preferred debit order mechanisms

TO

- Integrated business
- Single brand
- Differentiated pricing
- More product choice, ie long-term loans, short-term loans, standby loans, credit cards
- Extended term and size
- Collection platform neutrality

4



Reducing the cost of credit . . .

Yield curve


%
12
15
18
24
30
36
48
60
Term in months
Original pricing pre August 2005
Pricing from August 2005
Pricing from October 2006

5


A R500 instalment . . .
Loan size and term per risk group
8 500
7 500
6 500
5 500
4 500
3 500
2 500
Rands
10
12
14
16
18
20
22
24
26
28
30
32
34
36
Loan term in months
High
High
Low
Medium
Medium
Low
Low
Original pricing pre August 2005
Pricing from August 2005
Pricing from October 2006
6

NOTES



The operating environment . . .

- Strong demand for credit
- Positive response from clients to new pricing models
- Risk conditions remain healthy – some warning signs
- Increasing competition

7



Operational features

- Headline earnings up 20% to R1 145 million
- Sales up 26% to R5,5 billion
- Total advances increase by 20% to R7,7 billion, lending books up by 24%
- Yields reduce from 54,6% to 53,8%
- R119 million (2005: R34 million) in IFRS 2-related charges for group incentives
- Operating costs excluding IFRS 2 charges flat on 2005
- Bad debt-to-advances up from 7,9% to 8,5%
- NPLs increase by R571 million on the back of higher sales and lower write-offs
- Funding costs decrease from 12,2% to 9,9% due to refinancing of debt at lower levels

8


. . . resulting in HEPS up 13%
and dividends of 200 cents
Headline earnings per share
Cents
250
200
150
100
50
0
59.2
45.2
67.6
72.8
69.2
92.4
87.5
115.7
100.3
130.2
2002
2003
2004
2005
2006
H1 H2
HEPS diluted by shares issued ito BEE programme
Dividends per share
Cents
12
18
25
31
100
35
57
53
52
70
100
80
120
Ordinary H1 Ordinary H2 Special DPS
9

NOTES



Medium term objectives continuing to improve . . .

Return on assets of 14,2%



%
16
14
12
10
8
6
4
2
0
13.9
8.9
10.6
11.6
13.0
14.2
2001
2002
2003
2004
2005
2006

Economic profit up 34%



R million
900
800
700
600
500
400
300
200
100
0
260
397
602
808
2003
2004
2005
2006

10



. . . and improved RoA and increased gearing translating into higher RoE . . .

Lead and lag effect on RoA and RoE:

- Lower prices generate higher volumes
- Higher volumes translate into immediate gains in operating efficiency
- Portfolio yields only reduce gradually as the proportion of new, lower-priced loans grow
- RoA and RoE expected to fall over the next three years



%
60
50
40
30
20
10
0
31,6
23,2
25,9
31,3
39,7
55,3
2001
2002
2003
2004
2005
2006

11



Performance against short-term financial objectives . . .

Objective	Target for 2006	Actual achieved
Sales growth	**18% – 22%**	26% (disbursed) 14% (principal debt)
Lending book growth	**18% – 22%**	24%
Ordinary dividend cover	**1,25 – 1,5 times**	1,2 times
Bad debt to interest income	**20%**	20,4%
Cost to advances	**16%**	14,7%

12

NOTES



. . . and medium-term hurdles

Objective	Medium-term hurdles	Achievement
RoE	**30%**	55,3%
RoA	**10%**	14,2%
Economic profit growth	**CPI + 15%**	34,2%
Capital adequacy optimised	**Minimise surplus capital**	R55 million surplus retained

13



Sales and advances



Robust sales growth . . .

Monthly sales history

Original principal debt


R million
700
650
600
550
500
450
400
350
300
250
200
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2003 2004 2005 2006

Disbursements


R million
600
550
500
450
400
350
300
250
200
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2003 2004 2005 2006

15

NOTES

Clear growth trend now visible . . .

Advances


9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
R million
6 662
6 314
6 272
6 130
6 045
6 454
7 002
7 727
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06
Lending books
Pay down books
Total advances

16



Underwriting margins and costs

Monthly administration fee building up . . .

Non-interest income



50
40
30
20
10
0
R million
2005
2006
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Other income
Origination fees
Monthly service fees

18

NOTES



Effect of insurance premium changes almost normalised . . .

Drop in income from change to monthly fees compensated for by amortisation of credit life reserve



60
50
40
30
20
10
0
R million
2005
2006
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Single premium
Recurring premium
Reserve amortisation

19



Price vs volume trade-off positive

Revenue vs yield



4 000
3 800
3 600
3 400
3 200
3 000
2 800
2 600
2 400
2 200
2 000
R million
60
55
50
45
40
35
30
Yield %
48,2
49,0
Saambou acquisition
43,0
49,2
54,6
53,8
2001
2002
2003
2004
2005
2006
2007
Revenue
Total income yield (%)

20



Operating costs kept largely flat for five years . . .

Operating costs


1 200
1 000
800
600
400
200
0
R million
2002
2003
2004
2005
2006
Operating costs
LTIPs/Options

21

NOTES



. . . allowing volumes to improve cost efficiencies . . .

Operating cost ratios



50%
40%
30%
20%
10%
Cost to income %
20%
15%
10%
5%
Cost to advances %
17,9%
15,5%
15,1%
15,4%
14,7%
2002
2003
2004
2005
2006
Cost to income
Cost to advances

22



. . . but volumes also increase risk . . .

Bad debt ratios



40%
30%
20%
10%
0%
Bad debt to income %
15%
10%
5%
0%
Bad debt to advances %
10,6%
6,7%
7,7%
7,9%
8,5%
2002
2003
2004
2005
2006
Bad debt to income
Bad debt to advances

23



Convergence creating a positive trade-off . . .

Bad debt vs operating costs



20%
15%
10%
5%
0%
% of average advances
17,9%
15,5%
15,1%
15,4%
14,7%
10,6%
6,7%
7,7%
7,9%
8,5%
2002
2003
2004
2005
2006
2007
Cost to advances
Bad debt to advances

24

NOTES



Credit quality



NPLs beginning to rise in delayed reaction to sales volumes . . .

Non-performing vs performing loans



6 000
5 000
4 000
3 000
2 000
1 000
0
R million
H2 02
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06
NPLs
Performing loans

NPLs higher from:

- Substantially higher sales volumes;
- Increase in ABIL's risk appetite as indicated in vintages; and
- Significantly lower write-offs at 6,4% of advances (2005: 19,7%).

26



Vintages performing within defined parameters . . .

Vintage graph – African Bank

More than three missed instalments


Outstanding repayable of NPL over total original repayable
20%
16%
12%
8%
4%
0%
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book

27

NOTES



NPLs and provision coverage . . .

R million	% change	30 Sep 06	30 Sep 05
Gross advances			
Performing loans	15%	5 514	4 812
Non-performing loans	35%	2 213	1 642
Total gross advances	**20%**	**7 727**	**6 454**
NPLs as a % of gross advances		28,6%	25,4%
Impairment provisions and insurance reserves			
Impairment provisions	46%	1 425	979
Stangen credit life reserves	(93%)	10	138
Total provisions and insurance reserves	**28%**	**1 435**	**1 117**
Impairment provision coverage of NPLs			
Impairment provisions		64,4%	59,6%
Stangen credit life reserves		0,5%	8,4%
Total impairment provision coverage		64,8%	68,0%

28



Increasing benefit from high bad debt recoveries . . .

	12 mths to 30 Sep 06	% change	12 mths to 30 Sep 05	% change	12 mths to 30 Sep 04
Income statement effect					
Bad debt expense	606	24%	488	1%	484
Impairment provisions raised	825	32%	627	10%	568
Recoveries from bad debts written off	(219)	58%	(139)	65%	(84)
Bad debt expense as % of average gross advances	8,5%		7,9%		7,7%
Balance sheet effect					
Net bad debts written off	(455)	(63%)	(1 219)	44%	(845)
Bad debts written off	(734)		(1 302)		(845)
Bad debts rehabilitated	279		83		0
Bad debts written off as % of average gross advances	6,4%		19,7%		13,5%

29


Credit environment

NOTES



Client debt levels are increasing . . .

Client average debt burden – ABIL tracking population of 17 000



30 000
25 000
20 000
15 000
10 000
5 000
0
Rands
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06

31



. . . and elevated levels for higher risk groups . . .

Client average debt burden by risk group



40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
Rands
'Sep 05
'Dec 05
'Apr 06
'Jun 06
'Sep 06
High risk
Medium risk
Low risk

32



As a result, ABIL has been pulling back on extended customers . . .

African Bank – monthly distribution of approved loans


Mar-06
Sep-06
25%
20%
15%
10%
5%
0%
Percent of loans
Increase in indebtedness
Underwriting intervention
1 to 10%
11 to 20%
21 to 30%
31 to 40%
41 to 50%
51 to 60%
61 to 70%
71 to 80%
81 to 90%
91 to 100%
101%+
Total debt instalments to net income after living expenses

Affordability rules tightened further

(Debt + expenses)/net income <= now 90% (from 100% in 2006)

33

NOTES



Growth sought within targeted risk parameters . . .

Vintage graph – African Bank

More than three missed instalments



Outstanding repayable of NPL over total original repayable
25%
20%
15%
10%
5%
0%
4
5
6
7
8
9
10
11
12
Months on book
High risk groups
Low risk groups

34



Outlook for 2007



Initiatives for 2007 . . .

- Continuous refining of segmentation of product term and pricing
  - Segmentation expanded from 8 to 24 risk groups in October 2006
- Further testing price elasticity
- Targeting an increased client base
- Deepening our understanding of client dynamics
- Expanding the product range
- Finalising implementation of National Credit Act and NPS amendments
  - Compliance with interest rate caps
  - Debt mediation initiatives

36

NOTES



Targets for 2007 . . .

- Sales growth target of 20% – 25%
- Advances growth target of 18% – 22%
- Decline in total yield target of 2% – 4%
- Costs to advances target of < 12,5%
- Bad debt to advances target of 8,5% – 9,5%
- Ordinary dividend cover target of 1,0 – 1,5 times

37

NOTES

SHAREHOLDER INFORMATION

Listings information

Listings exchange	JSE	
Sector	Financials	
Subsector	Consumer finance	
Share codes		
Ordinary shares	JSE	ABL
	Reuters	ABLJ.J
	Bloomberg	ABL SJ Equity
Preference shares	JSE	ABLP
	Reuters	ABLPp.J
ISIN codes		
Ordinary shares	ZAE000030060	
Preference shares	ZAE000065215	
Bond codes	ABL3	
	ABL4	
	ABL5	
ADR programme	Level 1	
ADR symbol	AFRVY	
Conversion ratio	1 ADR is equivalent to five ordinary shares	

Top fund managers holding/managing ABIL shares at 30 September 2006

Manager	Origin	Holding	%
Investec Asset Management	ZA	86 232 993	17,3
Fidelity Management and Research Company	US/UK	46 294 379	9,3
Mondrian Investment Partners	US/UK	32 442 487	6,5
Eyomhlaba Investment Holdings	ZA	30 947 287	6,2
Directors, management and staff	ZA	29 228 365	5,9
JP Morgan Asset Management	UK	25 299 225	5,1
Scottish Widows Investment Partnership	SC	19 402 834	3,9
RMB Securities (Pty) Limited	ZA	15 122 614	3,0
Public Investment Corporation	ZA	11 971 120	2,4
Morgan Stanley Investment Management Limited	UK	11 898 984	2,4
Wood C	ZA	10 074 533	2,0
Barclays Global Investors	US	9 958 331	2,0

Top beneficial holders at 30 September 2006

Beneficial owner	Origin	Holding	%
Fidelity Growth and Income Unit Trust	UK	17 989 228	3,6
Leon Kirkinis	ZA	15 788 365	3,2
JPM Investment Funds	LU	12 448 724	2,5
Gordon Schachat	ZA	12 000 000	2,4
Public Investment Corporation	ZA	11 874 865	2,4
Wood C	ZA	10 074 533	2,0

JSE statistics

	2006	2005	2004	2003	2002	2001	2000
Traded price (cents per share)							
Close	**2 210**	2 125	1 299	725	525	779	650
High	**3 430**	2 305	1 380	770	950	965	1 620
Low	**1 910**	1 299	721	520	480	460	565
Market capitalisation (Rm)	**11 004**	10 590	6 198	3 604	2 610	4 006	4 048
Value of shares traded (Rm)	**14 632**	6 943	5 371	2 804	3 109	4 275	4 544
Value traded as % of market capitalisation	**133**	66	87	78	119	107	112
Volume of shares traded (millions)	**556**	396	528	455	449	543	398
Volume traded as % of number in issue	**112**	80	112	94	92	93	67
PE ratio	**10,1**	12,2	9,3	6,5	4,1	6,3	5,8
Dividend yield	**6,8**	5,1	5,1	5,9	5,1	1,3	n/a
Earnings yield	**9,9**	8,2	10,7	15,5	24,2	15,9	17,4
Period-end market price/NAV	**5,0**	4,8	2,3	1,2	1,1	1,9	1,6
Shares in issue net of treasury shares (millions)	**497**	495	471	474	490	504	623
Average number of shares in issue (millions)	**497**	471	472	484	489	586	589
Shares issued/(repurchased) (millions)	**(0,5)***	21		(20)		(108)	
Number of shareholders	**9 772***	34 301	33 706	32 351	32 703	29 851	32 357

** ABIL made an odd-lot offer to shareholders with less than 100 shares in March 2006 which resulted in the reduction in the number of shareholders.*

Fund managers managing/holding ABIL shares by geography



South Africa	55,0%
United Kingdom	18,6%
North America and Canada	21,5%
Rest of Europe	2,8%
Rest of world	1,6%

Adjusted headline earnings
Reported headline earnings reduced by dividends paid to preference shareholders.

All-in tax rate (%)
The all-in tax rate is the income statement taxation charge (ie both indirect and direct taxation) expressed as a percentage of net income before taxation.

Attributable earnings per share (cents)
Attributable earnings per share is calculated by dividing the net income attributable to shareholders by the weighted number of shares in issue during the year.

Average gross advances
These comprise the monthly average gross advances for the period.

Capital adequacy ratio (%)
The capital adequacy of banks is measured in terms of the Banks Act (Act number 94 of 1990 as amended) requirements. The ratio is calculated by dividing the sum of tier 1 and tier 2 capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks is 10% of risk-weighted assets.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, deposits held on call with banks, investments in money market instruments and cash reserves held by the insurance company, net of bank overdrafts.

Cost-to-advances ratio (%)
The cost-to-advances ratio is calculated by expressing the operating expenses as a percentage of average gross advances.

Cost-to-income ratio (%)
The cost-to-income ratio is calculated by expressing the operating expenses as a percentage of total income (total income is also referred to as revenue).

Dividend cover (times)
Dividend cover is calculated by dividing attributable earnings per share by ordinary dividends per share.

Economic profit
Reported headline earnings less a charge for the cost of capital, based on average shareholder funds multiplied by the estimated average cost of equity for ABIL.

Effective tax rate (%)
The effective tax rate is the income statement taxation charge (ie both indirect and direct taxation) expressed as a percentage of net income before taxation, after taking into account the share of associate companies' income, disallowed VAT and RSC levies.

Fully diluted attributable earnings per share (cents)
Fully diluted attributable earnings per share is calculated by dividing attributable earnings by the fully diluted number of shares in issue during the year.

Fully diluted headline earnings per share (cents)
Fully diluted headline earnings per share is calculated by dividing headline earnings by the fully diluted number of shares in issue during the year.

Fully diluted number of shares in issue
The fully diluted number of shares in issue is the weighted number of shares in issue adjusted for the impact of outstanding options under the ABIL Employee Share Participation Scheme as defined in IAS 33.

Headline earnings
Earnings attributable to shareholders excluding goodwill impairments and capital profits and losses.

Headline earnings per share (cents)
Headline earnings per share is calculated by dividing headline earnings by the weighted number of shares in issue during the year.

Lending books
The lending books comprise the advances of the ongoing businesses of the group and on which new lending is taking place.

Net asset value per share (cents)
Net asset value per share is calculated as ordinary shareholders' equity divided by the number of ordinary shares in issue (net of treasury shares) at year-end.

Non-performing loans (NPLs)
Non-performing loans are defined as loans that have more than three cumulative instalments in arrears.

NPL coverage (%)
NPL coverage is calculated as the total impairment provisions (including ceded credit life reserves) divided by non-performing loans.

Operating margin (%)
Operating margin is calculated by expressing the net income before tax as a percentage of average gross advances.

Pay down books
The pay down books comprise the books on which no new lending is taking place and includes the Saambou personal loan book, the Persal book and the advances of the discontinued businesses.

Principal debt
Principal debt is the initial loan disbursed plus capitalised administration fees and credit life premiums, but excludes any future interest or settlement charge.

Return on assets (RoA) (%)
Return on assets is calculated by expressing adjusted headline earnings as a percentage of monthly average total assets.

Return on equity (RoE) (%)
Return on equity is calculated by expressing adjusted headline earnings as a percentage of monthly average shareholders' equity.

Risk-adjusted yield (%)
The risk-adjusted yield is calculated by expressing total revenue less the charge for bad and doubtful advances as a percentage of average gross advances.

Risk-weighted assets
Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance sheet assets and commitments according to the relative credit risk of the counterparty. The risk weighting for each balance sheet asset and off-balance sheet asset is defined by the regulations to the Banks Act (Act number 94 of 1990 as amended).

Sales
Sales constitute the aggregate of the rand amount disbursed in a period. In the case of credit card products, sales represent the aggregate value of credit limits granted during a period.

Statutory assets – bank and insurance
Statutory assets – bank and insurance comprises South African Reserve Bank cash and prudential liquid assets requirements together with insurance prudential cash reserves as required by the Financial Services Board.

Total expected recoverable
The number of contractual instalments on a loan multiplied by the total monthly instalment, including insurance and service fees.

Weighted number of shares in issue
The weighted number of shares in issue is calculated as the number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, reduced by shares cancelled or bought back during the year, further reduced by treasury shares as a result of share transactions in the ABIL Employee Share Trust, weighted on a time basis for the period which they have participated in the income of the group.

Executive summary

African Bank Investments Limited (ABIL) made the transition to International Financial Reporting Standards (IFRS) for the financial year ending 30 September 2006. In order to facilitate a more meaningful understanding and comparison of the current year's results, the group has set out in this document the choices it has made with regard to the adoption of IFRS and the impact of the changes in the income statement for 2005 as well as the previously reported balance sheet and statements of changes in equity.

In order to achieve a smooth and consistent adoption of IFRS by companies, IFRS 1 sets out the requirements for transition to IFRS. The general principle of IFRS 1 requires full retrospective application of the IFRS applicable at 30 September 2006, to the opening balance sheet at 1 October 2004, unless various elections under IFRS 1 are selected. Certain elections allow the applicable IFRS to be applied *retrospectively*, ie restated back to 1 October 2004, or *prospectively*, ie implemented from the start of the current year (1 October 2005) with an adjustment to opening reserves.

The group has worked through all the changes from SA GAAP to IFRS, and overall, the impact of the changes on ABIL is not material. There are broadly three areas of IFRS that impact the income statement and balance sheet of the group.

- IFRS 2, Share-based payments. The group has adopted IFRS 2 for options, converted options and new long-term incentive plans (LTIPs), *retrospectively*. This results in a charge for the granting of options, matched to the service life and the creation of a liability for the converted options and new LTIPs.
- IAS 18, Revenue recognition. Administration fees charged on the origination of loans are required to be deferred and amortised over the life of the loan. This statement was applied *prospectively*, and accordingly the deferred revenue reserve was increased by R91 million on 1 October 2005 with a debit to opening reserves.
- IAS 39, Impairment provisions. The discount rate used for assessing the present value of expected cash flows has to be increased to the original effective rate with no adjustment for credit spreads. This statement was applied *prospectively*, and this resulted in an R82 million increase in impairment provisions as at 1 October 2005.

With regard to the BEE programme, which entailed the issue of ABIL shares in September 2005, at par value, ABIL has elected not to account for this transaction under IFRS 2 as the implementation date of a new interpretation, IFRIC 8 – Scope of IFRS 2, which scopes such transactions into IFRS 2, is only effective for financial periods beginning on or after 1 May 2006.

Overall the impact of the changes was an increase in the net attributable income for the 12 months to 30 September 2005 of R2 million. In addition the impact of the retrospective adjustments decreased net asset value (NAV) by R89 million on 30 September 2005 from R2 211 million to R2 122 million and the prospective adjustments resulted in a further decrease in NAV on 1 October 2005 of R122 million to R2 000 million.

The net impact of the IFRS changes is primarily a more conservative accounting treatment for the recognition of income and setting of impairment provisions, as well as reflecting the economic cost of equity incentive schemes in the income statement, in the period to which they relate.

None of the changes impact on the underlying cash flows, nor do they change the economic drivers of the business. In addition these changes will not have a material effect on the targeted capital of the group, nor its stated dividend policy.

Introduction

For the year ended 30 September 2005 ABIL prepared its financial statements under South African Statements of Generally Accepted Accounting Practice (SA GAAP). In accordance with the JSE Limited Listings Requirements, ABIL is required to prepare its consolidated financial statements in accordance with IFRS for the year ending 30 September 2006.

Basis for preparation

The change in reporting to IFRS has been a particularly complex process with many interpretive opinions having to be sought as issues emerge. The following financial information has been prepared based on the IFRS applicable for the year ended 30 September 2006. However it is also likely that this process may still evolve for some time.

Transition to IFRS

In order to achieve a smooth and consistent adoption of IFRS by companies, IFRS 1 sets out the requirements for transition to IFRS. This statement requires a full retrospective restatement of the impact of the change to IFRS back to the transition date balance sheet, and also allows certain exemptions and elections during the transition period. The standard also sets out disclosure requirements for the effects of the changes to IFRS.

As the group publishes comparative information for one year in its financial statements, the date for transition to IFRS is 1 October 2004, which represents the start of the earliest period of comparative information presented.

The group has made certain elections to avoid making changes to the prior year reported results, unless such changes would materially affect the comparison with the current year's performance and make such comparisons more meaningful. In most cases the changes under IFRS, result in a one-off adjustment (not taken through the income statement) and the year on year income statement remains fairly constant.

Primarily the elections allow a company to choose in certain cases whether to apply changes *retrospectively* or *prospectively.*

Retrospective application means that the new IFRS must be applied back to the transition date balance sheet ie 1 October 2004, and the income statements restated for all periods since that date.

Prospective application means that the IFRS is applied in the current year of adoption ie from 1 October 2005, and that an adjustment for the effect of the changes on 1 October 2005 is reflected as an entry in the statement of changes in equity on that date. Thereafter the income statement reflects the impact of the new standard.

Under IFRS 1 the group has made the following elections with regard to the application of IFRS during the transition period:

- **IFRS 2 – Share-based payments (retrospective adoption)**
  The group has elected not to apply the provisions of IFRS 2 to share-based awards relating to employee incentive schemes, granted on or before 7 November 2002, or to awards granted after that date, but which had vested prior to 1 January 2005. The economic cost of these options primarily relates to periods prior to stated comparatives and therefore has little relevance to the current periods under review.

  With regard to the BEE programme, which entailed the issue of ABIL shares in September 2005, at par value, ABIL has elected not to account for this transaction under IFRS 2, as the implementation date of a new interpretation, IFRIC 8 – Scope of IFRS 2, which scopes such transactions into IFRS 2, is only effective for financial periods beginning on or after 1 May 2006.
- **IFRS 3 – Business combinations**
  The group has elected not to retrospectively apply the requirements of IFRS 3 for business combinations that occurred prior to 1 October 2004, and hence the carrying value of goodwill at 30 September 2004 remains unchanged.
- **IFRS 4 – Insurance contracts (prospective adoption)**
  This standard will be adopted prospectively from 1 October 2005, with no restatement of 2005 comparative numbers. The impact of the change is not material.
- **IAS 16 – Property, plant and equipment**
  The group has elected not to use the fair value of owner occupied property as the deemed cost as at 1 October 2004. Thus the group will continue to use the original cost of these assets, and to depreciate the assets in accordance with IAS 16. The impact of this change is immaterial to the group's results.
- **IAS 18 – Revenue recognition (prospective adoption)**
  The group has elected to apply the provisions of IAS 18 with regard to the deferred recognition of administration fees prospectively from 1 October 2005. This is consistent with the *prospective* application of IAS 39 below. The impact of the change to IAS 18 has been made via an adjustment to opening reserves on 1 October 2005.
- **IAS 32 and IAS 39 – Financial instruments (prospective adoption)**
  The group has elected to apply the effects of both IAS 32 and IAS 39 prospectively from 1 October 2005, with no restatement of comparative numbers for the 2005 financial year. The impact of the change to IAS 39 has been made via an adjustment to opening reserves on 1 October 2005.

Impact of the adoption of IFRS
The impact of the material changes from SA GAAP to IFRS is discussed in the notes below, which also forms the basis for the reconciliation of the restated income statement, balance sheet and statements of changes in equity, set out in the attached appendices. Since the changes to IFRS do not have any underlying cash flow implications the reported cash flow statements do not change.

Note 1: IFRS 2, Share-based payments
Incentive schemes
The group had an employee share option scheme, which has been discontinued and is currently being run down, and a new cash-settled long-term incentive plan (LTIP), which is based on the ABIL share price. Both these schemes fall within the scope of IFRS 2.

Under SA GAAP, the initial granting of options under the option scheme resulted in no recorded transactions, whilst when the options were exercised and shares delivered, a loss was incurred and recorded as a movement in the statement of changes in equity. In addition, the options converted in August 2005 to a cash-settled alternative, were accounted for under SA GAAP as a proportional accrual of the liability, resulting in a charge of R51 million being taken in the income statement for the 2005 financial year. As the conversion is dealt with differently under IFRS 2 (refer below), this accrual has been reversed in the restated income statement for 2005, together with the related tax relief.

Normal options

Under IFRS 2, the initial grant of options is valued on the grant date, and the cost thereof is amortised through the income statement over the vesting period, with a corresponding credit to an equity reserve (IFRS reserve). This is done retrospectively, for all options granted after 7 November 2002 and which had not vested or lapsed before 1 January 2005. As a result, a charge of R14 million has been taken for periods prior to 1 October 2004 and a charge of R35 million has been taken through the 2005 income statement resulting in a total IFRS reserve of R49 million. There is no taxation impact from the above entries.

Converted options

The options converted to a cash-settled instrument in August 2005, qualified in terms of IFRS 2 as a modification of the original options to which they related. In terms of the standard, the value of the original options at grant date must continue to be taken through the income statement over the vesting period, and in addition any subsequent changes in the fair value of the liability measured at the conversion date must be expensed through the income statement over the remaining vesting period.

The market value of the liability as at the conversion date is raised proportionately based on the extent to which the vesting period has been completed, with a corresponding debit to the IFRS reserve in equity. All subsequent changes in the valuation of the liability are then taken through the income statement. The conversion date liability and changes in the mark to market of that liability are accrued over the vesting period of the instrument. Accordingly on 11 August 2005, R178 million (65% of the total conversion date liability of R275 million, being the average portion of the vesting period that has been completed for each instrument) has been accrued in other liabilities, and after related tax deductions, R126 million has been debited to the IFRS reserve. There has been a R1 million decrease in the valuation of the liability between the conversion date and 30 September 2005. The remainder of the conversion date liability, being R97 million (R275 million less R178 million) will be accrued over the remaining service period, with a corresponding debit to the IFRS reserve. Changes in the valuation of the accrued liability will be taken through the income statement in each reporting period.

New LTIPs

The new LTIP, being a cash-settled, equity instrument, is accrued (with a charge to the income statement) over the vesting period of the instrument. At each financial reporting date, the accrued liability is revalued based on current market prices, and the change in value taken through the income statement. Since the new LTIP was only introduced in October 2005, there is no impact from these instruments in the restated comparatives.

Refer below for a detailed analysis of the impact of IFRS 2 on these instruments.

BEE programme

In August 2005, ABIL issued 20,1 million shares at par value to Eyomhlaba Investment Holdings Limited, a special purpose vehicle set up for the ABIL BEE share ownership programme. The programme was structured to reflect a single cost to shareholders in the form of a dilution to earnings and dividends through a larger number of shares in issue.

The group is of the opinion that this transaction does not fall within the scope of IFRS 2 and it has accordingly been accounted for in terms of IAS 39 and IAS 32. IFRIC 8, an interpretation recently issued, modifies the scope of IFRS 2 to include such transactions, however the implementation date of this statement is for periods beginning on or after 1 May 2006 ie ABIL's 2007 financial year.

Were the group to have early adopted the statement, there would have been a BEE expense recorded in the income statement equal to the market value of the shares on the effective date of the transaction less the consideration received, with a corresponding credit to an IFRS reserve in equity. The net result is no change in recorded net asset value.

Note 2: IAS 18, Revenue recognition

Previously, administration fees charged to customers for the origination of loans were partially recognised upfront and the remainder amortised on a straight line over the life of the loan.

In accordance with IAS 18, such fees must be fully amortised over the contractual life of the loan using the effective interest rate method. The statement also suggests that direct origination costs may be deferred and amortised using the effective rate method. Given that ABIL's origination costs are all internal and primarily absorbed costs, the group does not consider it appropriate to defer such costs, and accordingly, expenses them when they are incurred.

The impact of the change is to create an income stream on administration fees and interest income that reflects a constant yield over the contractual life of the loans. The change to this accounting policy has been applied prospectively from 1 October 2005 and as a result the provision for deferred administration fees has been increased by R91 million from R55 million to R146 million. The additional R91 million provision is debited to retained income on 1 October 2005, after deducting related tax relief. The impact on the 2005 net income, were the changes to have been applied retrospectively, was approximately R22 million.

Note 3: IAS 39, Financial instruments – recognition and measurement

The only material change from this statement for the ABIL group relates to the credit impairment for loan advances. Previously, under AC 133, the impairment provision was based on an expected loss basis, and cash flows from NPLs were discounted using the original effective interest rate less the credit spread priced into the loans on origination.

IAS 39 requires impairment provisions to be based on an incurred loss basis, and thus the only impairment provisions that may be created, are in relation to loans that display an impaired status on an objective assessment basis. In addition, the effective rate method requires that no adjustment may be made for a credit spread to the discount rate used to assess the present value of future expected cash flows on impaired loans.

The group elected to apply the changes to impairment provisions prospectively, and accordingly has made an adjustment to increase the impairment provisions by R82 million as at 1 October 2005, with the debit being recorded as a movement in the current year statement of changes in equity, after related tax deductions. The effect, had we implemented this change as at 1 October 2004, would not have had a material impact on the 2005 financial results.

Note 4: Other IFRS statements

There are a number of other IFRS and IAS statements, which contain changes from previous SA GAAP. None of these changes are material to the ABIL group and accordingly have not been separately disclosed in this report. The impact of these changes will be implemented and disclosed during the current reporting period.

Conclusion

The net impact of the IFRS changes is primarily a more conservative accounting treatment for the recognition of income and creation of impairment provisions, as well as reflecting the economic cost of equity incentive schemes in the income statement, in the period to which they relate.

The increased provisions will result in a one-off increase in coverage ratios of approximately 5%, however the annual bad debt charge thereafter will remain largely consistent with previous trends. Similarly, the deferred income recognition provision results in a one-off deferral of revenue into the future, however the revenue line will also remain largely consistent with previous revenue trends.

None of the changes impacts on the underlying cash flows, nor do they change the economic drivers of the business. In addition these changes will not have a material effect on the targeted capital of the group, nor its stated dividend policy. It is important to note however that there has been a net decrease of R211 million in the reported net asset value of the group, with a concomitant increase in an unearned annuity income stream into the future.

Detailed analysis of the impact of IFRS 2, Share-based payments

This appendix sets out in more detail the impact of the introduction of IFRS 2 in relation to the group's equity based incentive schemes.

The group previously used the ABIL share option scheme as the primary vehicle for long-term incentives to management and staff. The group issued normal share options to staff at strike prices based on the prevailing ABIL share price, vesting in 20% tranches over a period of one to five years.

This scheme was discontinued in August 2005 and replaced with a cash-settled long-term incentive plan (LTIP). The new LTIP is based on the synthetic investment into ABIL shares from a participation pool derived from the economic profit for a period, geared 1,5 times with a notional loan. The value of the synthetic investment is paid out in equal tranches over four years, to beneficiaries of the LTIP. In addition, to facilitate the wind down of the option scheme, the group converted the existing options into a cash-settled option conversion instrument.

Thus there are currently three elements to the charge for equity settled instruments, which over time will reduce to a single charge from the new LTIP structure.

1. Normal options

Under IFRS, a charge for options granted must be amortised through a charge in the income statement, based on the valuation of the options on the grant date and spread over the expected life of the options, with a corresponding credit to an IFRS reserve in equity. The charge through the income statement thus remains constant, even if the resulting losses on the exercise of the options differ from the initial valuation. Such differences continue to be booked directly to equity.

The qualifying options, including options that were converted into cash-settled instruments as discussed below, were valued using a modified Black Scholes valuation model for each option granted and the aggregate value of these was R69 million. The amortisation profile based on the expected life of the options is as follows, and these amounts form the basis of the charge for options granted.

	R millions
Pre 1 October 2004	14
2005	35
2006	13
2007	6
2008	2
	69

2. Options converted into cash-settled option conversion instruments

As referred to above, the conversion of the options into a cash-settled instrument was accounted for under SA GAAP as a proportional accrual of the liability. Consequently, an accrual of R51 million was raised through the income statement for the 2005 financial year, and this has been reversed as part of the IFRS restatement.

Under IFRS 2, these instruments qualify as a modification of the original option grant. Accordingly the value of the options at grant date (per paragraph 1 above), continues to be taken through the income statement. In addition, the fair value of the options at the conversion date forms the basis for the creation of the initial liability. The movements in this initial liability subsequent to the conversion date are taken through the income statement.

The entries required for the converted instruments are in two parts:

a) The creation of the initial liability based on the conversion date valuation. The valuation of the options converted on 11 August 2005 was R275 million. This liability is accrued over the expected life (ie vesting period) of the underlying instruments. As at the conversion date the instruments had on average completed 64,7% of their vesting period and thus a liability of R178 million was created. The balance of the liability is accrued over the remaining life of the instruments according to the following table.

	For the period R millions	Cumulative R millions
As at conversion date	178	178
2006	64	242
2007	27	269
2008	6	275
	275	275

The above entries have no income statement impact, as the debit entry (after adjusting for the taxation effect) is taken directly to the IFRS reserve in the period the liability is accrued.

b) The revaluation of the accrued liability to market values. At the end of each reporting period, the accrued liability is adjusted to the fair value of the instrument using prevailing market prices. The change in the value of the liability from period to period is then taken through the income statement. It must be noted that only the change in the accrued liability to date is taken and not the change in the entire value of the liability ie at 30 September 2005 only the R178 million portion of the R275 million liability is adjusted to fair value, and as at 30 September 2006, the R242 million (R178 million + R64 million) liability will be adjusted to fair value.

As at 30 September 2005 the fair value of the accrued liability was R177 million, resulting in a net release of R1 million through the income statement. Since that date the ABIL share price has risen, and it is therefore expected that there will be a charge through subsequent income statements.

3. New LTIPs granted

The new LTIP structure was implemented from 1 October 2005, and hence there is no restatement impact from these instruments. According to the vesting profile of the LTIP, the pool is accrued (and a charge taken through the income statement) according to the following profile.

Year 1	52%
Year 2	27%
Year 3	15%
Year 4	6%
	100%

At each reporting date, the portion of the pool that has been accrued is adjusted to fair value, and the change in the liability is taken through the income statement.

RECONCILIATION OF CHANGE IN ATTRIBUTABLE EARNINGS

FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2005

R million	Attributable earnings
As previously reported	941
Adjustments for:	
Reversal of 2005 LTIP accrual – SA GAAP	36
Charge for options – IFRS 2	(35)
Charge for cash-settled equity incentive instrument – IFRS 2	1
As reported under IFRS	943

Note: The above adjustments are shown on an after tax basis.

STATEMENT OF CHANGES IN EQUITY

PREPARED IN ACCORDANCE WITH IFRS

	Ordinary shares				
R million	Share capital	Distributable reserves	IFRS 2 reserve	Treasury shares and share trust	Total
Balance at 1 October 2004 as previously reported	11	2 684	0	(55)	2 640
Charge for options – IFRS 2		(14)	14		0
Balance at 1 October 2004 as reported under IFRS	11	2 670	14	(55)	2 640
Balance at 30 September 2005 as previously reported	12	2 264	0	(65)	2 211
Reversal of 2005 LTIP accrual – SA GAAP		36			36
Charge for options – IFRS 2		(49)	49		0
Charge for cash-settled equity instruments – IFRS 2		1	(126)		(125)
Balance at 30 September 2005 as reported under IFRS	12	2 252	(77)	(65)	2 122
Prospective adjustments – 1 October 2005					
Revenue recognition – IAS 18		(64)			(64)
Credit impairments – IAS 39		(58)			(58)
Balance at 1 October 2005 as reported under IFRS	12	2 130	(77)	(65)	2 000

RESTATED GROUP INCOME STATEMENT

PREPARED IN ACCORDANCE WITH IFRS

R million	As previously reported	Reversal of 2005 accrual for cash settled instrument (SA GAAP)	Normal options (IFRS 2)	Cash settled instruments (IFRS 2)	Restated for the 12 months to 30 Sept 2005
	For the 12 months ended 30 September 2005				
Revenue					
Interest income on advances	2 752				2 752
Net assurance income	357				357
Non-interest income	274				274
Total revenue	**3 383**				**3 383**
Charge for bad and doubtful advances	(488)				(488)
Risk-adjusted revenue	**2 895**				**2 895**
Other interest income	156				156
Interest expense	(492)				(492)
Operating costs	(968)	51	(35)	1	(951)
Net income from operations	**1 591**	**51**	**(35)**	**1**	**1 608**
Share of associate company's income	1				1
Net income before taxation	**1 592**	**51**	**(35)**	**1**	**1 609**
Indirect taxation: VAT and RSC	(50)				(50)
Direct taxation: STC	(140)				(140)
SA normal	(461)	(15)			(476)
Net income after taxation	**941**	**36**	**(35)**	**1**	**943**
Minority interest	0				0
Attributable earnings	**941**	**36**	**(35)**	**1**	**943**
Reconciliation of headline earnings and per share statistics					
Attributable earnings	**941**	**36**	**(35)**	**1**	**943**
Adjusted for:					
Goodwill impaired	14				14
Other capital items	(1)				(1)
Headline earnings	**954**	**36**	**(35)**	**1**	**956**
Number of shares in issue (net of treasury) (mil)	495	495	495	495	495
Weighted number of shares in issue (mil)	471	471	471	471	471
Headline earnings per share (cents)	**202,7**	**7,7**	**(7,4)**	**0,2**	**203,2**
Attributable earnings per share (cents)	**200,0**	**7,7**	**(7,4)**	**0,2**	**200,4**

RESTATED GROUP BALANCE SHEET

PREPARED IN ACCORDANCE WITH IFRS

R million	IFRS retrospective changes				IFRS prospective changes		
	As previously reported 30 Sept 2005	Reversal of 2005 accrual for cash settled instrument (GAAP)	Cash settled instruments (IFRS 2)	Restated as at 30 Sept 2005	Revenue recognition (administration fees) (IAS 18)	Credit impairments (IAS 39)	Restated as at 1 Oct 2005
Assets							
Fixed assets	112			112			112
Investment in associate	11			11			11
Policyholders' investments	63			63			63
Deferred tax asset	46	(5)	52	93	27		120
Net advances	5 282			5 282	(91)	(82)	5 109
Gross advances	6 454			6 454			6 454
Provision for deferred administration fees	(55)			(55)	(91)		(146)
Impairment provisions	(1 117)			(1 117)		(82)	(1 199)
Other assets	63			63			63
Taxation	21			21			21
Statutory assets – bank and insurance	517			517			517
Short-term deposits and cash	1 147			1 147			1 147
Total assets	**7 262**	**(5)**	**52**	**7 309**	**(64)**	**(82)**	**7 163**
Liabilities and equity							
Life fund reserve	95			95			95
Subordinated debentures	197			197			197
Bonds and other long-term funding	3 256			3 256			3 256
Short-term money market funding	633			633			633
Other liabilities	300	(51)	177	426			426
Taxation	77	10		87		(24)	63
Bank overdraft	0			0			0
Total liabilities	**4 558**	**(41)**	**177**	**4 694**		**(24)**	**4 670**
Ordinary share capital	12			12			12
Reserves	2 199	36	(125)	2 110	(64)	(58)	1 988
Ordinary shareholders' equity	2 211	36	(125)	2 122	(64)	(58)	2 000
Preference shareholders' equity	483			483			483
Minority shareholders' interest	10			10			10
Total equity (capital and reserves)	**2 704**	**36**	**(125)**	**2 615**	**(64)**	**(58)**	**2 493**
Total liabilities and equity	**7 262**	**(5)**	**52**	**7 309**	**(64)**	**(82)**	**7 163**
Net asset value per share	**446,6**			**428,6**			**404,0**

ADMINISTRATION

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)

Board of directors
AS Mabogoane (Chairman), G Schachat (Deputy chairman)*, L Kirkinis (CEO)*, A Fourie*, DB Gibbon, BD Goba, R Naidoo, TM Sokutu*, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambique), A Tugendhaft, DF Woollam *

* *Executive*

Group secretary
S Martin

Share transfer secretaries
Link Market Services SA (Pty) Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000
Telephone +27 11 834 2266
africanbank@linkmarketservices.co.za

Registered office
59 16th Road
Midrand, 1685

Investor relations and shareholder details
Lydia du Plessis
Telephone: +27 11 256 9246
Telefax: +27 11 256 9217

Karen de Beer
Telephone: +27 11 256 9048
Telefax: +27 11 315 3404

Hilda Sons
Telephone: +27 11 256 9196
Telefax: +27 11 315 3404

Email: investor.relations@africanbank.co.za

Company's websites
www.africanbank.co.za
www.eyomhlaba.co.za

GRAPHICOR
35494

AFRICAN
BANK